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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14F-1

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                             ---------------------

                              HANOVER DIRECT, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                    1-12082
                            (Commission File Number)

                   DELAWARE                                      13-0853260
(State or Other Jurisdiction of Incorporation)    (I.R.S. Employer Identification Number)

                             ---------------------

                                 115 RIVER ROAD
                          EDGEWATER, NEW JERSEY 07020
                    (Address of Principal Executive Offices)

                                 (201) 863-7300
                        (Registrant's Telephone Number)

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

                              HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                          EDGEWATER, NEW JERSEY 07020

                             INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               NOVEMBER 19, 2003

     This Information Statement is being furnished on or about November 19, 2003 to all of the stockholders of record at the close of business on November 13, 2003 of the common stock, par value $0.66 2/3 per share, and the Series B Participating Preferred Stock, par value $0.01 per share, of Hanover Direct, Inc. (the "Company").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
             WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                  INTRODUCTION

     Hanover Direct, Inc., a Delaware corporation (the "Company"), has entered into a Memorandum of Understanding (the "MOU"), dated as of November 10, 2003, with Chelsey Direct, LLC, a Delaware limited liability company ("Chelsey"), and Regan Partners, L.P., a New Jersey limited partnership ("Regan Partners"). Chelsey is the owner of 29,446,888 shares of common stock, par value $0.66 2/3 per share ("Common Stock"), or approximately 21.3% of the Common Stock, and 1,622,111 shares Series B Participating Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), consisting of all of the issued and outstanding shares of preferred stock, of the Company, and collectively representing approximately 29.6% of the combined voting power of the Company's securities. Regan Partners is the owner of 38,795,017 shares of Common Stock, or approximately 28.0% of the outstanding Common Stock.

     As contemplated by the MOU, the Company subsequently entered into a binding agreement, dated November 18, 2003, with Chelsey which embodies the recapitalization plan set forth in the MOU (the "Recapitalization") and all of the other provisions of the MOU (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement, Chelsey will transfer 1,622,111 shares of Series B Preferred Stock (including accrued dividends) to the Company in exchange for 564,819 shares of Series C Preferred Stock and 81,857,833 shares of Common Stock in accordance with the terms and conditions of the Recapitalization Agreement as described below under the caption "Recapitalization." Each share of Series C Preferred Stock will be entitled to one hundred (100) votes per share. Upon the issuance of the additional Common Shares and the Series C Preferred Stock to Chelsey pursuant to the Recapitalization Agreement, Chelsey will own 111,304,721 shares of Common Stock constituting approximately 50.5% of the outstanding Common Stock, and 564,819 shares of Series C Preferred Stock, constituting all of the outstanding shares of preferred stock and collectively representing approximately 60.7% of the combined voting power of the Company. The closing of the transactions contemplated by the Recapitalization Agreement (the "Closing") will occur as promptly as practicable following the execution of the Recapitalization Agreement. If the Closing has not occurred by the close of business on November 30, 2003, then, no later than December 3, 2003, the Company will pay Chelsey $1,000,000. If the Closing has not occurred by the close of business on December 17, 2003, then the Recapitalization Agreement will cease to be effective unless either the Company or Chelsey elects to extend the Closing past such date. In the event of such election made by the Company, the number of shares of Common Stock and Series C Preferred Stock issued to Chelsey in the Recapitalizaton will be adjusted in accordance with the terms of the Recapitalization Agreement described below under the caption "Recapitalization." If such election is made by Chelsey, no adjustment in the number of shares of Common Stock and Series C Preferred Stock to be issued to Chelsey will be made. If the Closing is extended past December 17, 2003, such Closing will occur not later than February 29, 2004.

     Under the Recapitalization Agreement, in connection with the Recapitalization, the Board of Directors of the Company was reconstituted, simultaneously with the execution of the Recapitalization Agreement on November 18, 2003, so that:

          (a) the number of directors comprising the Board of Directors of the Company was fixed at eight (8), four (4) of whom are designated by Chelsey, and

          (b) the Board of Directors of the Company consists of the following individuals: Martin Edelman, William Wachtel, Stuart Feldman, Wayne Garten, Thomas Shull, Basil Regan, David Brown and Robert Masson.

     Following the execution of the Recapitalization Agreement and the expiration of the tenth (10th) day following the filing of this Information Statement by the Company with the Securities and Exchange Commission (the "Commission") and the transmission to all equity holders of the Company:

          (a) the number of directors comprising the Board of Directors of the Company will be fixed at nine (9), five (5) of whom are designated by Chelsey, and

          (b) the Board of Directors of the Company will consist of the eight
     (8) individuals named above plus Donald Hecht (the Board of Directors, as reconstituted pursuant to the above, is referred to herein as the "Reconstituted Board").

     Following the execution of the Recapitalization Agreement and prior to Mr. Hecht being added to the Board of Directors as set forth above, if the Board of Directors becomes deadlocked on any matter, such matter will be decided by the Executive Committee of the Board of Directors.

     The Committees of the Board of Directors were also reconstituted, simultaneously with the execution of the Recapitalization Agreement on November 18, 2003, as follows:

          (a) the members of the Executive Committee are: Stuart Feldman (Chairman), Martin Edelman and Basil Regan;

          (b) the members of the Audit Committee are: Robert Masson (Chairman), Wayne Garten and David Brown (Donald Hecht will be added to the Audit Committee at the same time he is added to the Board of Directors);

          (c) the members of the Stock Option and Executive Compensation Committee are: David Brown (Chairman), Wayne Garten and Stuart Feldman;

          (d) the members of the Nominating Committee are: William Wachtel (Chairman), Wayne Garten and Thomas Shull; and

          (e) the members of the Transactions Committee are: Martin Edelman (Chairman), David Brown and Basil Regan.

     In the event that Messrs. Edelman, Garten, Feldman, Wachtel or Hecht or their respective successors are unable or unwilling to serve as a director or committee member for any reason, Chelsey will designate a director or committee member, as applicable, in place of such person. In the event Mr. Regan or his successor is unable or unwilling to serve as a director or committee member for any reason, Regan Partners will designate a director or committee member, as applicable, in place of such person. In the event that Mr. Shull or his successor is unable or unwilling to serve as a director for any reason, the Board of Directors will designate the Chief Executive Officer of the Company to serve on the Board of Directors in place of such person. In the event that Messrs. Brown or Masson or their respective successors are unable or unwilling to serve as a director or committee member for any reason, the Board of Directors (acting without the participation of Messrs. Wachtel and Feldman) will designate a director or committee member, as applicable, in place of such person. Notwithstanding the foregoing, any such substitute person not designated by the Board of Directors must be reasonably acceptable to the Board of Directors.

     Pursuant to the Recapitalization Agreement, upon completion of the Recapitalization, there will be a "change in control" of the Company.

     Pursuant to the Recapitalization Agreement, the following additional documents will be executed at the Closing: (i) a certificate of designations setting forth the terms and conditions of the Series C Preferred Stock, (ii) a voting agreement setting forth certain voting arrangements among Chelsey, Stuart Feldman, Regan Partners and Basil Regan, (iii) a registration rights agreement providing for registration rights with respect to resales by Chelsey and Stuart Feldman of all shares of Common Stock owned by Chelsey and Mr. Feldman, (iv) mutual general releases from claims made by the Company and Chelsey, (v) a stipulation of discontinuance in connection with pending litigation between the Company and Chelsey, and (vi) a corporate governance agreement setting forth the corporate governance provisions in the Recapitalization Agreement.

     The closing of the Recapitalization is subject to a number of conditions, including obtaining the consent of Congress Financial Corporation and the American Stock Exchange.

     As of November 13, 2003, the Company had 138,315,800 shares of its Common Stock issued and outstanding and 1,622,111 shares of its Series B Preferred Stock issued and outstanding. The Common Stock and Series B Preferred Stock are the Company's only outstanding classes of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share of Common Stock being entitled to one (1) vote per share and each share of Series B Preferred Stock being entitled to ten (10) votes per share. Each share of Series C Preferred Stock will be entitled to one hundred (100) votes per share.

     Please read this Information Statement carefully. It describes the terms of the Recapitalization and its effect on the Company and contains biographical and other information concerning the executive officers and directors, including the directors after the Recapitalization. Additional information about the Recapitalization is contained in the Company's Current Reports on Form 8-K, dated November 10, 2003 and November 18, 2003, which were filed with the Commission on November 10, 2003 and November 19, 2003, respectively. All of the Company's filings, and exhibits thereto, may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained from the Commission's website at http://www.sec.gov.

                                RECAPITALIZATION

     On November 18, 2003, the Company entered into the Recapitalization Agreement, which sets forth the terms and conditions of the Recapitalization. Pursuant to the terms and conditions of the Recapitalization Agreement, Chelsey will exchange 1,622,111 shares of Series B Preferred Stock (including accrued dividends) with the Company. In return, if the Closing has occurred on or prior to December 17, 2003, or if Chelsey elects to extend the Closing past December 17, 2003, the Company will issue to Chelsey: (a) 564,819 shares of Series C Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), and
(b) 81,857,833 newly issued shares of Common Stock. If the Company elects to extend the Closing past December 17, 2003, the Company will issue to Chelsey:
(a) shares of Series C Preferred Stock with an aggregate liquidation preference equal to one-half ( 1/2) of the accreted liquidation preference (less $500,000) of the Series B Preferred Stock on the date of the Closing of the Recapitalization and (b) newly issued shares of Common Stock, at the rate of $0.69 per share (300% of the market value at the close of business on August 6, 2003), rounded up to the next full share, for the balance of the accreted liquidation preference (less $500,000) of the Series B Preferred Stock on the date of the Closing. The aggregate liquidation preference of the Series B Preferred Stock is currently $112,963,810 and will increase to $117,197,520 on December 1, 2003.

     The Closing of the transactions contemplated by the Recapitalization Agreement will occur as promptly as practicable following the execution of the Recapitalization Agreement, subject to the satisfaction of certain conditions, including obtaining the consent of Congress Financial Corporation and the American Stock Exchange. If the Closing has not occurred by the close of business on November 30, 2003, then, no later than December 3, 2003, the Company will pay Chelsey $1,000,000. If the Closing has not occurred by the close of business on December 17, 2003, then the Recapitalization Agreement will cease to be effective unless either the Company or Chelsey elects to extend the Closing past such date. In the event of such election made by the Company, the number of shares of Common Stock and Series C Preferred Stock issued to Chelsey in the Recapitalization will be adjusted in accordance with the terms of the Recapitalization Agreement. If such election is made by Chelsey, no adjustment in the number of shares of Common Stock and Series C Preferred Stock to be issued to Chelsey will be made. If the Closing is extended past December 17, 2003, such Closing will occur not later than February 29, 2004.

     The key terms of the Series C Preferred Stock are as follows:

     - Amount of Issue. (a) If the Closing occurs on or prior to December 17, 2003 or if Chelsey elects to extend the Closing past December 17, 2003, 564,819 shares of Series C Preferred Stock and (b) if the Company elects to extend the Closing past December 17, 2003, shares of Series C Preferred Stock with an aggregate liquidation preference equal to one-half ( 1/2) of the accreted liquidation preference (less $500,000) of the Series B Preferred Stock on the date of the Closing. The aggregate liquidation preference of the Series B Preferred Stock is currently $112,963,810 and will increase to $117,197,520 on December 1, 2003.

     - Liquidation Preference. $100.00 per share, or an aggregate amount of $56,481,900 if the Closing occurs on or before December 17, 2003 or if Chelsey elects to extend the Closing past December 17, 2003, or $58,098,759 if the Closing occurs after December 17, 2003 and the Company elects to extend the Closing past December 17, 2003.

     - Dividends. Commencing January 1, 2006, dividends will be payable quarterly at the rate of 6% per annum, with the preferred dividend rate increasing by 1 1/2% per annum on each anniversary of the dividend commencement date until redeemed. At the Company's option, in lieu of cash dividends, the Company may instead elect to cause accrued and unpaid dividends to compound at a rate equal to 1% higher than the applicable cash dividend rate. The Series C Preferred Stock will be entitled to participate ratably with the Common Stock on a share for share basis in any dividends or distributions paid to or with respect to the Common Stock. The right to participate will have anti-dilution protection. The Company's credit agreement with Congress Financial Corporation currently prohibits the payment of dividends.

     - Redemption. The Series C Preferred Stock may be redeemed in whole and not in part, except as set forth below, at the option of the Company at any time for the liquidation preference and any accrued and unpaid dividends (the "Redemption Price"). The Series C Preferred Stock will be redeemed by the Company on January 1, 2009 (the "Mandatory Redemption Date") for the Redemption Price. If the Series C Preferred Stock is not redeemed on or before the Mandatory Redemption Date, or if other mandatory redemptions are not made, the Series C Preferred Stock will be entitled to elect one-half ( 1/2) of the Company's Board of Directors. Notwithstanding the foregoing, the Company will redeem the maximum number of shares of Series C Preferred Stock as possible with the net proceeds of certain asset and equity sales not required to be used to repay Congress Financial Corporation pursuant to the terms of the 19th Amendment to the Loan and Security Agreement with Congress Financial Corporation (as modified by a subsequent amendment to the Loan and Security Agreement to be negotiated), and Chelsey will be required to accept such redemptions.

     - Voting. Each share of Series C Preferred Stock will be entitled to one hundred (100) votes per share plus that number of votes as shall equal the dollar value of any accrued, unpaid and compounded dividends with respect to such share, and will vote as a class with the Common Stock on any matter submitted to a vote of the holders of Common Stock. The Series C Preferred Stock will be entitled to vote as a class on any matter that would adversely affect such Series C Preferred Stock.

     - Closing Conditions. The obligations of the parties to proceed with the Recapitalization is subject to a number of conditions (certain of which may be waived by a non-breaching party), including the truth of the other party's representations and warranties on the closing date, the compliance by the other party with all agreements, covenants and conditions, the giving of notices and receipt of all consents, authorizations, waivers and approvals, including those of Congress Financial Corporation and the American Stock Exchange, the mailing of this Information Statement 10 days prior to the closing, and no litigation or proceedings brought by any governmental entity.

     In connection with the closing of the Recapitalization, the Company will file with the Secretary of State of Delaware a Certificate of Designations, Powers, Preferences and Rights setting forth the terms and conditions of the Series C Preferred Stock and a Certificate of Elimination of the Series B Preferred Stock and will file a Stipulation of Discontinuance with the Supreme Court of the State of New York in connection with pending litigation between the Company and Chelsey. The Company must use its best efforts to obtain the consent of Congress Financial Corporation and the American Stock Exchange prior to the closing of the Recapitalization.

     The Recapitalization has been approved by a committee of independent directors of the Board of Directors of the Company, which has received a fairness opinion from independent financial advisors stating that the terms of the Recapitalization are fair to the holders of Common Stock of the Company (other than Chelsey and Stuart Feldman) from a financial point of view. The Company has obtained and furnished to Chelsey written confirmation of the fairness opinion.

     Prior to the closing of the Recapitalization, the Company will enter into a registration rights agreement whereby the Company agrees to provide, at its sole expense, two (2) demand and unlimited piggyback registration rights with respect to resales by Chelsey and Stuart Feldman of all shares of Common Stock owned by Chelsey.

     Pursuant to the Recapitalization Agreement, the Company, acting through its Board of Directors and in accordance with its charter and bylaws and applicable law, will recommend in the proxy statement for the first stockholders meeting following the Recapitalization, amendments to its Certificate of Incorporation (the "Charter Amendment") to effectuate the following: (i) a reduction in the par value per share of Common Stock from $0.66 2/3 per share to $0.01 per share,
(ii) a reverse split of the Common Stock in a ratio of 10 for 1 and (iii) an increase by 10 million shares of the number of authorized shares of preferred stock of the Company, all of such shares to be issuable by the Board of Directors in one or more series. The Company has no current plans for the issuance of such shares.

     Simultaneously with the execution of the Recapitalization Agreement, Chelsey, Stuart Feldman, Regan Partners and Basil Regan will enter into a Voting Agreement providing that each of them will vote any shares of the Company beneficially owned by them or any entity affiliated with them to effectuate the Recapitalization and the Charter Amendment and to elect the nominees to the Board of Directors of Chelsey and Regan Partners designated pursuant to the Recapitalization Agreement. In accordance with the terms of the Voting Agreement, so long as Regan Partners has a designee on the Board of Directors, Regan Partners and certain of its affiliates will agree to (i) notify Chelsey at least twenty-four (24) hours prior to any sale, transfer or other disposition (or the execution of any agreement with respect thereto), other than fund balancing transactions entered into among Regan Partners and/or any affiliates of Regan Partners, of any shares of Common Stock of the Company owned by Regan Partners and (ii) provide Chelsey an opportunity to purchase such shares prior to such sale, transfer or other disposition on terms no less favorable to Regan Partners than otherwise available to it from such third party.

     Pursuant to the Recapitalization Agreement, upon completion of the Recapitalization, the number of directors will be fixed at nine (9) and will initially be as follows: Martin Edelman, William Wachtel, Stuart Feldman, Wayne Garten, Thomas Shull, Basil Regan, David Brown, Robert Masson and Donald Hecht. For a period of two (2) years from the closing of the Recapitalization, five (5) of the nine (9) directors of the Company will at all times be directors of the Company designated by Chelsey (which initially shall be Martin Edelman, William Wachtel, Stuart Feldman, Wayne Garten and Donald Hecht) and one (1) of the nine
(9) directors of the Company will at all times be a director of the Company designated by Regan Partners (which initially shall be Basil Regan). The right of Regan Partners to designate a nominee to the Board of Directors shall terminate if Regan Partners ceases to own at least 75% of the outstanding shares of Common Stock (as adjusted for stock splits, reverse stock splits and the like) owned by Regan Partners as of the date of the MOU. All shares for which the Company's management or Board of Directors hold proxies (including undesignated proxies) will be voted in favor of the election of such designees of Chelsey and Regan Partners, except as may otherwise be provided by stockholders submitting such proxies. In the event that any Chelsey or Regan Partners designee shall cease to serve as a director of the Company for any reason, the Company will cause the vacancy resulting thereby to be filled by a designee of Chelsey or Regan Partners, as the case may be, reasonably acceptable to the Board of Directors as promptly as practicable. Chelsey may nominate or propose for nomination or elect any persons to the Board of Directors, without regard to the foregoing limitations, after the Series C Preferred Stock is redeemed in full.

     Pursuant to the Recapitalization Agreement, upon its execution on November 18, 2003, the Committees of the Board of Directors were reconstituted as follows:

          (a) the members of the Executive Committee are: Stuart Feldman (Chairman), Martin Edelman and Basil Regan;

          (b) the members of the Audit Committee are: Robert Masson (Chairman), Wayne Garten and David Brown (Donald Hecht will be added to the Audit Committee at the same time he is added to the Board of Directors);

          (c) the members of the Stock Option and Executive Compensation Committee are David Brown (Chairman), Wayne Garten and Stuart Feldman;

          (d) the members of the Nominating Committee are William Wachtel (Chairman), Wayne Garten and Thomas Shull; and

          (e) the members of the Transactions Committee are Martin Edelman (Chairman), David Brown and Basil Regan.

                               CHANGE IN CONTROL

     Pursuant to the Recapitalization Agreement, upon completion of the Recapitalization, there will be a "change in control" of the Company for purposes of all of the Company's existing Compensation Continuation (Change of Control) Plans, including the Directors Change of Control Plan, the Employment Agreement, dated as of September 1, 2002, as amended, between the Company and Mr. Shull and the Transaction Bonus Letters between the Company and the following executive officers: Mr. Shull, Mr. Contino and Mr. Harriss. The Company will be permitted to make any payments required thereunder on or after the closing of the Recapitalization. Mr. Shull will be entitled to receive $1,575,000 on the closing date of the Recapitalization under the terms of the 2002 Employment Agreement. See "EXECUTIVE COMPENSATION AND OTHER
INFORMATION -- Employment Contracts, Termination of Employment and Change-in-Control Arrangements -- 2002 Employment Agreement." Messrs. Shull, Harriss and Contino will be entitled to receive $450,000, $168,500 and $193,500, respectively, on the closing date of the Recapitalization under the terms of the Transaction Bonus Letters to which they are a party. See "EXECUTIVE COMPENSATION AND OTHER INFORMATION -- Employment Contracts, Termination of Employment and Change-in-Control Arrangements -- Transaction Bonus Letters." Each of the eight non-employee directors (Messrs. Brown, James, Krushel, Sonnenfeld, Masson, Regan, Garten and Edelman) will be entitled to receive $87,000 on the closing date of the Recapitalization under the terms of the Hanover Direct, Inc. Directors Change of Control Plan. See "EXECUTIVE COMPENSATION AND OTHER INFORMATION -- Employment Contracts, Termination of Employment and Change-in-Control Arrangements -- Hanover Direct, Inc. Directors Change of Control Plan."

     Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the Company's stockholders not less than ten (10) days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders. No action is required by the stockholders of the Company in connection with the election or appointment of the members of the Reconstituted Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

     We expect that on or about November 30, 2003, the Recapitalization will be completed and Mr. Hecht will join the Reconstituted Board. The following sets forth information regarding the Company's current directors and executive officers and the Company's Reconstituted Board after the Recapitalization is completed.

DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors currently consists of eight (8) members. The Board of Directors amended the Company's Bylaws, effective on the date of the 2001 Annual Meeting of Stockholders of the Company (May 31, 2001) to reduce the size of the Company's Board of Directors to six (6) directors. On January 10, 2002, the Board of Directors announced the reduction of the number of directors of the Company from six (6) to five (5). On January 10, 2002, the Board of Directors announced the appointment of Thomas C. Shull as Chairman of the Company's Board of Directors and the election of E. Pendleton James as a member of the Company's Board of Directors, each filling the vacancies created by the resignation of Eloy Michotte and Alan Grieve and each to serve until the Company's next annual meeting of stockholders. On December 20, 2002, the Board of Directors announced the election of Robert H. Masson as a member of the Company's Board of Directors effective January 1, 2003, filling the vacancy created by the resignation of J. David Hakman effective December 31, 2002. At the 2003 Annual Meeting of Stockholders of the Company held on May 15, 2003, the five (5) members of the Board of Directors in office at such time were re-elected to the Board of Directors. On July 17, 2003, the size of the Board of Directors was increased from five (5) to seven (7) members and Jeffrey A. Sonnenfeld and A. David Brown were elected as members of the newly-expanded Board of Directors, subject to the fulfillment of certain conditions precedent which were fulfilled on July 29,

2003. On September 29, 2003, Martin Edelman and Wayne Garten were elected to the Board of Directors by Chelsey, as holder of the Series B Preferred Stock, as the result of the Company's failure to redeem any shares of the Series B Preferred Stock on or prior to August 31, 2003, and the Board expanded to nine (9) members. On November 18, 2003, the date of signing of the Recapitalization Agreement, Jeffrey A. Sonnenfeld, E. Pendleton James and Kenneth J. Krushel resigned from the Board of Directors. Also on November 18, 2003, the date of signing of the Recapitalization Agreement, the size of the Board of Directors was changed from nine (9) to eight (8) members and Stuart Feldman and William B. Wachtel were elected as members of the newly-expanded Board of Directors.

     Pursuant to the Recapitalization Agreement, upon completion of the Recapitalization, the number of directors will be fixed at nine (9) and Donald Hecht, a nominee of Chelsey, will join the Board. For a period of two (2) years from the closing of the Recapitalization, five (5) of the nine (9) directors of the Company will at all times be directors of the Company designated by Chelsey and one (1) of the nine (9) directors of the Company will at all times be a director of the Company designated by Regan Partners. The right of Regan Partners to designate a nominee to the Board of Directors shall terminate if Regan Partners ceases to own at least 75% of the outstanding shares of Common Stock (as adjusted for stock splits, reverse stock splits and the like) owned by Regan Partners as of the date of the MOU. All shares for which the Company's management or Board of Directors hold proxies (including undesignated proxies) will be voted in favor of the election of such designees of Chelsey and Regan Partners, except as may otherwise be provided by stockholders submitting such proxies. In the event that any Chelsey or Regan Partners designee shall cease to serve as a director of the Company for any reason, the Company will cause the vacancy resulting thereby to be filled by a designee of Chelsey or Regan Partners, as the case may be, reasonably acceptable to the Board of Directors as promptly as practicable. Chelsey may nominate or propose for nomination or elect any persons to the Board of Directors, without regard to the foregoing limitations, after the Series C Preferred Stock is redeemed in full.

     Pursuant to the Company's Bylaws, its officers are chosen annually by the Board of Directors and hold office until their respective successors are chosen and qualified. Effective January 28, 2002, Edward M. Lambert was appointed to succeed Brian C. Harriss as Executive Vice President and Chief Financial Officer of the Company and Mr. Harriss was appointed as Executive Advisor to the Chairman of the Company coincident with his resignation as Executive Vice President and Chief Financial Officer of the Company. During September 2002, Charles F. Messina resigned as Executive Vice President, Chief Administrative Officer and Secretary of the Company. Effective December 2, 2002, Brian C. Harriss was appointed Executive Vice President, Human Resources and Legal and Secretary of the Company. Effective November 11, 2003, Edward M. Lambert resigned as Chief Financial Officer of the Company and Charles E. Blue, Senior Vice President, Finance of the Company, was appointed to succeed Mr. Lambert as Senior Vice President and Chief Financial Officer. Mr. Lambert will continue to serve as Executive Vice President of the Company until January 2, 2004. Also effective November 11, 2003, Brian C. Harriss was appointed Executive Vice President, Finance and Administration.

     Set forth below is certain information regarding the current directors and executive officers of the Company:

Thomas C. Shull...........................  President and Chief Executive Officer and a member of
  Age 52                                    the Board of Directors since December 5, 2000. Chairman
                                            of the Board since January 10, 2002. In 1990, Mr. Shull
                                            co-founded Meridian Ventures, a venture management and
                                            turnaround firm presently based in Connecticut, and has
                                            served as chief executive officer since its inception.
                                            From 1997 to 1999, he served as President and Chief
                                            Executive Officer of Barneys New York, a leading luxury
                                            retailer, where he led them out of bankruptcy. From 1992
                                            to 1994, Mr. Shull was Executive Vice President of R.H.
                                            Macy Company, Inc., where he was responsible for human
                                            resources, information technology, business development,
                                            strategic planning and merchandise distribution and led
                                            the merger negotiations with Federated Department
                                            Stores. Prior to that, he served as a consultant

                                            with McKinsey & Company and in the early 1980s as a
                                            member of the National Security Council Staff in the
                                            Reagan White House.

Robert H. Masson..........................  Robert H. Masson served as Senior Vice President,
  Age 68                                    Finance and Administration and Vice President and Chief
                                            Financial Officer of Parsons & Whittemore, Inc., a
                                            global pulp and paper manufacturer, from May 1990 until
                                            his retirement June 30, 2002. Prior thereto, Mr. Masson
                                            held various executive, financial and treasury roles
                                            with The Ford Motor Company, Knutson Construction Com-
                                            pany, Ellerbe, PepsiCo, Inc. and Combustion Engineering
                                            (now part of the ABB Group). Mr. Masson currently serves
                                            as a Trustee and as the Chairman of the Finance
                                            Committee of The Naval Aviation Museum Foundation, Inc.
                                            in Pensacola, Florida. Mr. Masson was elected a director
                                            of the Company effective January 1, 2003.

Basil P. Regan............................  Basil P. Regan has been the General Partner of Regan
  Age 63                                    Partners, L.P., a limited partnership that invests
                                            primarily in turnaround companies and special
                                            situations, since December 1989. He has been President
                                            of Regan Fund Management Ltd. since October 1995, which
                                            manages Regan Partners, L.P., Regan Fund Interna-
                                            tional, L.P. and Super Hedge Fund, L.P. From 1986 to
                                            1989, Mr. Regan was Vice President and Director of
                                            Equity Research of Reliance Group Holdings. Mr. Regan
                                            was elected a director of the Company in August 2001.

A. David Brown............................  Mr. Brown is the co-founder of Bridge Partners LLC, a
  Age 61                                    consumer financial services and diversity headhunting
                                            firm. Prior to co-founding Bridge Partners, Mr. Brown
                                            served as a Managing Director of Whitehead Mann after
                                            having served as Vice President of the Worldwide
                                            Retail/Fashion Specialty Practice at Korn/Ferry
                                            International. Previously, Mr. Brown served for 12 years
                                            as Senior Vice President for Human Resources at R.H.
                                            Macy & Co. He was responsible for human resources and
                                            labor relations for 50,000 employees in five U.S.
                                            divisions and 17 foreign buying offices around the
                                            world. Mr. Brown received a B.S. degree from Monmouth
                                            College. He serves on the Boards of Zale Corporation and
                                            Selective Insurance Group, Inc. He is an active member
                                            of community and scholastic boards, including the Board
                                            of Trustees of Morristown Memorial Hospital, Drew
                                            University and the Jackie Robinson Foundation. Mr. Brown
                                            was elected a director of the Company effective July 17,
                                            2003.

Martin L. Edelman.........................  Mr. Edelman is of counsel to the law firm Paul,
  Age 58                                    Hastings, Janofsky & Walker LLP. Prior to joining Paul
                                            Hastings in 2000, Mr. Edelman was a partner with the law
                                            firm of Battle Fowler LLP from 1972 through 1993 and as
                                            of January 1, 1994 was of counsel to that firm. He
                                            specializes primarily in real estate and corporate
                                            transactions. He is a director of Cendant Incorporated,
                                            Acadia Realty and Capital Trust. Mr. Edelman was elected
                                            a director of the Company by Chelsey effective September
                                            29, 2003.

Wayne P. Garten...........................  Mr. Garten is a financial consultant specializing in the
  Age 51                                    direct marketing industry. He was Chief Executive
                                            Officer and President of Popular Club, Inc., a direct
                                            selling, catalog marketer of apparel

                                            and general merchandise products, from 2001 to 2003.
                                            From 1997 to 2000, he was Executive Vice President and
                                            Chief Financial Officer of Micro Warehouse, Inc., an
                                            international catalog reseller of computer products.
                                            From 1983 to 1996, Mr. Garten held various financial
                                            positions at Hanover Direct and its predecessor, The
                                            Horn & Hardart Company, including Executive Vice
                                            President and Chief Financial Officer from 1989 to 1996.
                                            Mr. Garten is a Certified Public Accountant. Mr. Garten
                                            was elected a director of the Company by Chelsey
                                            effective September 29, 2003.

William B. Wachtel........................  Mr. Wachtel has been a managing partner of Wachtel &
  Age 49                                    Masyr, LLP, or its predecessor law firm (Gold & Wachtel,
                                            LLP), since its founding in August 1984. He is the
                                            co-founder of the Drum Major Institute, a not-for-profit
                                            organization carrying forth the legacy of Dr. Martin
                                            Luther King, Jr. Mr. Wachtel is the Manager of Chelsey.
                                            Mr. Wachtel was elected a director of the Company
                                            effective November 18, 2003, the date of signing of the
                                            Recapitalization Agreement.

Stuart Feldman............................  Mr. Feldman has been a principal of Chelsey Capital,
  Age 43                                    LLC, a private hedge fund, for more than the past five
                                            years. Mr. Feldman is the principal beneficiary of
                                            Chelsey Capital Profit Sharing Plan, which is the sole
                                            member of Chelsey. Mr. Feldman was elected a director of
                                            the Company effective November 18, 2003, the date of
                                            signing of the Recapitalization Agreement.

Edward M. Lambert.........................  Executive Vice President and Chief Financial Officer
  Age 43                                    from January 28, 2002 to November 11, 2003. Mr. Lambert
                                            will continue to serve as Executive Vice President of
                                            the Company until January 2, 2004. From July 2001 until
                                            January 28, 2002, Mr. Lambert served as an advisor to
                                            the Company. In 1990, Mr. Lambert co-founded Meridian
                                            Ventures, a venture management and turnaround firm
                                            presently based in Connecticut, and served as a Managing
                                            Director until December 2000. From 1998 to 1999, he
                                            served as Chief Financial Officer of Barneys New York, a
                                            leading luxury retailer, and from 1993 to 1994, he
                                            served as Executive Vice President of Applied Solar
                                            Energy Corporation, a space systems manufacturer.

Michael D. Contino........................  Executive Vice President and Chief Operating Officer
  Age 42                                    since April 25, 2001. Senior Vice President and Chief
                                            Information Officer from December 1996 to April 25, 2001
                                            and President of Keystone Internet Services, Inc. (now
                                            Keystone Internet Services, LLC) since November 2000.
                                            Mr. Contino joined the Company in 1995 as Director of
                                            Computer Operations and Telecommunications. Prior to
                                            1995, Mr. Contino was the Senior Manager of IS
                                            Operations at New Hampton, Inc., a subsidiary of
                                            Spiegel, Inc.

Brian C. Harriss..........................  Executive Vice President, Finance and Administration
  Age 54                                    since November 11, 2003 and Secretary. Mr. Harriss has
                                            also served as Executive Vice President, Human Resources
                                            and Legal and Secretary since December 2002. Executive
                                            Advisor to the Chairman of the Company from January 28,
                                            2002 to December 2002, and Executive Vice President and
                                            Chief Financial Officer from June 1999 to January 28,
                                            2002. From 1998 to 1999, Mr. Harriss was a Managing
                                            Director of Dailey Capital Management, LP, a venture

                                            capital fund, and Chief Operating Officer of E-Bidding
                                            Inc., an Internet e-commerce freight Website. From 1997
                                            to 1998, Mr. Harriss served as the Vice President of
                                            Corporate Development at the Reader's Digest
                                            Association, Inc. From 1994 to 1996, Mr. Harriss was the
                                            Chief Financial Officer of the Thompson Minwax Company.
                                            Prior thereto, Mr. Harriss held various financial
                                            positions with Cadbury Schweppes PLC, Tambrands, Inc.
                                            and PepsiCo, Inc.

William C. Kingsford......................  Senior Vice President, Treasury and Control (Corporate
  Age 57                                    Controller) since May 2003. Vice President and Corporate
                                            Controller from May 1997 to May 2003. Prior to May 1997,
                                            Mr. Kingsford was Vice President and Chief Internal
                                            Auditor at Melville Corporation. Mr. Kingsford filed a
                                            petition under Chapter 13 of the United States
                                            Bankruptcy Code during March 2001.

Charles E. Blue...........................  Senior Vice President and Chief Financial Officer
  Age 43                                    effective November 11, 2003. Mr. Blue joined the Company
                                            in 1999 and had most recently served as the Company's
                                            Senior Vice President, Finance. Before joining the
                                            Company, he held the positions of Director of Planning
                                            and Treasury for Genesis Direct, Inc. and Director of
                                            Strategic Planning for The Copeland Companies.

Steven Lipner.............................  Vice President, Taxation since October 2000. Mr. Lipner
  Age 55                                    served as Director of Taxes from February 1984 to
                                            October 2000. Prior thereto, he served as Director of
                                            Taxes at Avnet, Inc. and held various positions in
                                            public accounting. He holds a license as a Certified
                                            Public Accountant in New York.

 CODE OF ETHICS

     The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer and other persons performing similar functions. A copy of the code of ethics has been filed as an exhibit to the Company's most recent Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

RECONSTITUTED BOARD AFTER THE RECAPITALIZATION:

     Set forth below is certain information regarding the members of the Reconstituted Board after the Recapitalization is completed:

Thomas C. Shull...............   See description above under "Current Directors
                                 and Executive Officers."

Robert H. Masson..............   See description above under "Current Directors
                                 and Executive Officers."

Basil P. Regan................   See description above under "Current Directors
                                 and Executive Officers."

Martin L. Edelman.............   See description above under "Current Directors
                                 and Executive Officers."

Wayne P. Garten...............   See description above under "Current Directors
                                 and Executive Officers."

A. David Brown................   See description above under "Current Directors
                                 and Executive Officers."

William B. Wachtel............   See description above under "Current Directors
                                 and Executive Officers."

Stuart Feldman................   See description above under "Current Directors
                                 and Executive Officers."

Donald Hecht..............................  Mr. Hecht has, since 1966, together with his brother
  Age 70                                    Michael Hecht, managed Hecht & Company, an accounting
                                            firm.

BOARD OF DIRECTORS MEETINGS:

     In 2002, the Board of Directors held nine (9) meetings in person or by conference telephone and took action by written consent on four (4) occasions. Each incumbent director attended at least 75% of the aggregate number of the Company's Board of Directors Meetings and his committee meetings.

BOARD OF DIRECTORS COMMITTEES:

     The Board of Directors has standing Executive, Audit, Stock Option and Executive Compensation, Nominating, and Transactions Committees.

  THE EXECUTIVE COMMITTEE.

     - During 2002, Messrs. Basil P. Regan, Thomas C. Shull and Kenneth J. Krushel were members of the Executive Committee. Prior to the execution of the Recapitalization Agreed, Messrs. Kenneth J. Krushel (Chairman), Basil P. Regan, Thomas C. Shull, Robert H. Masson and Jeffrey A. Sonnenfeld were members of the Executive Committee. Upon execution of the Recapitalization Agreement, the members of the Executive Committee became Stuart Feldman (Chairman), Martin Edelman and Basil Regan.

     - The duties of the Executive Committee include:

      - recommending actions to the Board of Directors and

      - acting on behalf of the Board of Directors on certain operating matters requiring Board of Director approval when the Board of Directors is not in session.

     - Following the execution of the Recapitalization Agreement and prior to Mr. Hecht being added to the Board of Directors, if the Board of Directors becomes deadlocked on any matter, such matter will be decided by the Executive Committee.

     - The Executive Committee held five (5) meetings in person or by conference call in 2002 and took action by written consent on one (1) occasion in 2002.

  THE AUDIT COMMITTEE.

     - At various times during 2002, Messrs. J. David Hakman, Kenneth J. Krushel and E. Pendleton James were members of the Audit Committee. Prior to the execution of the Recapitalization Agreement, Messrs. Robert H. Masson (Chairman), Kenneth J. Krushel and E. Pendleton James were members of the Audit Committee. Each of the members of the Audit Committee is independent, as defined in Rule Section 121(A) of the American Stock Exchange's listing standards. Upon execution of the Recapitalization Agreement, the members of the Audit Committee became Robert Masson (Chairman), Wayne P. Garten and A. David Brown (Donald Hecht will be added to the Audit Committee at the same time he is added to the Board of Directors).

     - The duties of the Audit Committee include:

      - monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

      - responsibility for the appointment, compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing its audit report or any related work;

      - determining the extent of funding necessary for payment of compensation to the independent auditor for the purpose of rendering or issuing the annual audit report and to any independent legal counsel or other advisors retained under the preceding paragraph to advise the Audit Committee;

      - seeking to insure and monitor the independence and performance of the Company's external auditors and internal auditing department and advise the Board of Directors;

      - reviewing and approving all related-party transactions after such transactions have been reviewed and approved by the Transactions Committee of the Board of Directors;

      - monitoring the independence and performance of the Company's independent auditors and internal auditing department;

      - ensuring that the independent auditor submits to the Audit Committee on an annual basis a written statement consistent with Independent Standards Board Standard No. 1, discussing with the independent auditor any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and satisfying itself as to the independent auditor's independence;

      - confirming that the independent auditor does not violate the audit rotation requirements of Section 203 of the Sarbanes-Oxley Act of 2002, which provides that the auditor may not perform audit services for the Company if the lead audit partner or the audit partner responsible for reviewing the audit has performed audit services for the Company for each of the five (5) previous fiscal years;

      - establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

      - providing an avenue of communication among the independent auditors, management, the internal auditing department and the Board of Directors;

      - reviewing and reassessing the adequacy of its charter at least annually;

      - reviewing the Company's annual audited financial statements prior to filing or distribution;

      - in consultation with the management, the independent auditors and the internal auditors, considering the integrity of the Company's financial reporting processes and controls and significant risk exposures;

      - reviewing with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements prior to filing or distribution;

      - reviewing the performance, independence and compensation of the independent auditors and approving, appointing and/or discharging auditors on an annual basis. Reviewing the independent auditor's plan, discussing yearly audit results with auditors prior to release, and considering independent auditors' judgments with respect to the quality and appropriateness of the Company's accounting methods;

      - reviewing the internal organizational structure and qualifications, as needed; reviewing the annual audit scope and plan; reviewing the appointment, annual performance reviews and replacement of internal audit executives; reviewing summary findings and management's response; and reviewing annually, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements;

      - annually assessing its performance of the duties specified in the charter of the Audit Committee and reporting its findings to the Board of Directors; and

      - performing any other activities consistent with the charter of the Audit Committee, the Company's By-Laws and governing law as the Audit Committee or the Company's Board of Directors deems necessary or appropriate.

     - The Company's Board of Directors has adopted a written charter for the Audit Committee.

     - The Audit Committee held six (6) meetings in person or by conference call in 2002 and took action by written consent on one (1) occasion in 2002.

     - The Company's Board of Directors has determined that the Company has at least one "audit committee financial expert" serving on the Audit Committee of the Board of Directors who is "independent" of management within the definition of such term in the Exchange Act and the listing requirements of the American Stock Exchange. Robert H. Masson, a member of the Board of Directors and the Chairman of its Audit Committee, is the "audit committee financial expert" serving on the Company's Audit Committee.

     - It is anticipated that, following the closing of the Recapitalization, the Audit Committee will assume the current responsibilities of the Transactions Committee.

  THE STOCK OPTION AND EXECUTIVE COMPENSATION COMMITTEE.

     - At various times during 2002, Messrs. E. Pendleton James, Kenneth J. Krushel and Basil P. Regan were members of the Stock Option and Executive Compensation Committee. Prior to the execution of the Recapitalization Agreement, Messrs. Jeffrey A. Sonnenfeld (Chairman), A. David Brown and Robert H. Masson were members of the Stock Option and Executive Compensation Committee. Upon execution of the Recapitalization Agreement, the members of the Stock Option and Executive Compensation Committee became David Brown (Chairman), Wayne Garten and Stuart Feldman.

     - The duties of the Stock Option and Executive Compensation Committee include reviewing and making recommendations for approval by the Board of Directors of remuneration arrangements for directors and members of management.

     - The Stock Option and Executive Compensation Committee held one (1) meeting in 2002 in person or by conference call and took action by written consent on nine (9) occasions in 2002.

  THE NOMINATING COMMITTEE.

     - At various times during 2002, Messrs. Thomas C. Shull, J. David Hakman and E. Pendleton James were members of the Nominating Committee. Prior to the execution of the Recapitalization Agreement, Messrs. E. Pendleton James (Chairman), Jeffrey A. Sonnenfeld and A. David Brown were members of the Nominating Committee. Upon execution of the Recapitalization Agreement, the members of the Nominating Committee became William Wachtel (Chairman), Wayne Garten and Thomas Shull.

     - The duties of the Nominating Committee include:

      - evaluating and recommending candidates for election to the Board of Directors.

     - The Nominating Committee held no meetings in person or by conference call in 2002 and took action by written consent on one (1) occasion in 2002.

     - The Bylaws of the Company require advance notice of nominations for election to the Board of Directors, other than those made by the Board of Directors. Unless waived by the Board of Directors, a notice of nomination must be received by the Company at least 75 days before initiation of solicitation to the stockholders for election in the event of an election other than at an annual meeting of stockholders, and at least 75 days before the date that corresponds to the record date of the prior year's annual meeting of stockholders in the event of an election at an annual meeting of stockholders, and in all events must include certain required information. The Nominating Committee will consider nominees recommended by stockholders in accordance with the Company's Bylaws.

  THE TRANSACTIONS COMMITTEE.

     - At various times during 2002, Messrs. J. David Hakman, Kenneth J. Krushel and E. Pendleton James were members of the Transactions Committee. Prior to the execution of the Recapitalization Agreement, Messrs. Kenneth J. Krushel (Chairman), Robert H. Masson, E. Pendleton James, Jeffrey A. Sonnenfeld and A. David Brown were members of the Transactions Committee. Upon execution of the Recapitalization Agreement, and until the earlier of (i) two (2) years from the closing of the Recapitalization and (ii) the redemption in full of the Series C Preferred Stock, the Transactions Committee will consist of three (3) members: one (1) designated by Chelsey (Martin Edelman), one (1) designated by Regan Partners (Basil Regan) and an independent member to be unanimously designated by Chelsey and Regan Partners (David Brown). The right of Regan Partners to designate a member of the Transactions Committee will terminate if Regan Partners ceases to own at least 75% of the outstanding shares of Common Stock owned by Regan Partners as of the date of the MOU.

     - The duties of the Transactions Committee currently include:

      - Providing assistance to the directors in fulfilling their responsibility to the stockholders by recommending appropriate actions to the Board of Directors or acting on behalf of the Board of Directors on a matter which requires Board of Directors approval involving any of the following:

             (a) A material transaction with: (1) a person who (or an entity which) may possess control of the Company by virtue of contract, ownership of securities or otherwise; (2) a director or stockholder owning more than ten percent (10%) of the voting securities of the Company; or (3) a person who is related by blood or marriage to a director or stockholder owning more than ten percent (10%) of the voting securities of the Company;

             (b) A material transaction or series of transactions pursuant to which, or as a result of which it is reasonably foreseeable that, a person or entity described in subparagraph (a) above would (1) obtain consideration which is either more favorable or materially different than the consideration to be received by, or is at the expense of, other holders of the same class of stock of the Company, or (2) have interests materially different than or adverse to the interests of the other holders of the same or any other class of stock of the Company; or

             (c) A material transaction or series of transactions that the Board of Directors determines to refer to the Transactions Committee.

     - It is anticipated that, following the closing of the Recapitalization, the Audit Committee will assume the current responsibilities of the Transactions Committee.

     - Upon execution of the Recapitalization Agreement, and until the earlier of (i) two (2) years from the closing of the Recapitalization and (ii) the redemption in full of the Series C Preferred Stock, the Transactions Committee will have the following duties:

      - Passing on redemptions of the Series C Preferred Stock, including transactions that pursuant to the terms of the Series C Preferred Stock would require the Company to redeem any shares of the Series C Preferred Stock (consistent with applicable laws or agreements). The Board of Directors, in the reasonable exercise of its business judgment, will determine if any such transaction is reasonably likely to require the Company to redeem any shares of the Series C Preferred Stock, and, if the Board of Directors determines that a redemption is reasonably likely, such matter shall then be submitted to the Transactions Committee.

      - A unanimous vote of the three-member Transactions Committee is required for the above actions. A unanimous vote of the Transactions Committee cannot be overturned by the Board of Directors. If the Transactions Committee is unable to decide unanimously on any matter before the Transactions

        Committee during the first five (5) months following the execution of the Recapitalization Agreement, such matter will be decided by a vote of at least five (5) members of the Board of Directors while the Board of Directors has eight (8) members and six (6) members of the Board of Directors while the Board of Directors has nine (9) members, and thereafter such matter will be decided by a majority of the Board of Directors.

     - The Transactions Committee held one (1) meeting in person or by conference call in 2002 and took no action by written consent in 2002.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS:

     On July 17, 2003, the Company filed an action in the Supreme Court of the State of New York, County of New York (Index No. 03/602269) against Richemont Finance S.A., a societe anonyme organized under the laws of the Grand Duchy of Luxembourg ("Richemont"), and Chelsey, seeking a declaratory judgment as to whether Richemont improperly transferred all of Richemont's securities in the Company consisting of 29,446,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock (collectively, the "Shares") to Chelsey on or about May 19, 2003 and whether the Company could properly recognize the transfer of those Shares from Richemont to Chelsey under federal and/or state law. On July 29, 2003, Chelsey answered the Company's complaint, alleged certain affirmative defenses and raised three counterclaims against the Company, including Delaware law requiring the registration of the Shares, damages, including attorney's fees, for the failure to register the Shares, and tortious interference with contract. Chelsey also moved for a preliminary injunction directing the Company to register the ownership of the Shares in Chelsey's name. Chelsey later moved for summary judgment dismissing the Company's complaint. Subsequently, Chelsey moved to compel production of certain documents and for sanctions and/or costs. On August 28, 2003, Richemont moved to dismiss the Company's complaint. It subsequently filed a motion seeking sanctions and/or costs against the Company. On October 27, 2003, the Court granted Chelsey's motion for summary judgment and Richemont's motion to dismiss and ordered that judgment be entered dismissing the case in its entirety. The Court also denied Chelsey's and Richemont's motions for sanctions and Chelsey's motion to compel production of certain documents.

     Pursuant to the terms and conditions of the MOU and the Recapitalization Agreement, the Company acknowledges that Chelsey is the lawful and bona fide owner of the Shares and the Company and Chelsey agree to file a Stipulation of Discontinuance with the Supreme Court of the State of New York in connection with the litigation between the Company and Chelsey, upon the closing of the Recapitalization.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS:

     We indemnify our directors and executive officers to the fullest extent permitted by applicable law against liabilities incurred as a result of their service to the Company and directors, in particular, against liabilities incurred as a result of their service as directors of other corporations when serving at the request of the Company. We have a directors and officers liability insurance policies, underwritten by Greenwich Insurance Company, Zurich American Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA, in the aggregate amount of $25,000,000. As to reimbursements by the insurer of the Company's indemnification expenses, the policies have a $250,000 deductible for securities claims against the Company and a $150,000 deductible for all other indemnifiable losses. The policy terms are from June 1, 2003 to June 1, 2004. The Company also purchased a supplemental policy issued by the National Union Fire Insurance Company (AIG) to cover independent directors in the amount of $15,000,000, which will expire on July 25, 2004. Such policies will be replaced on the closing of the Recapitalization.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION:

     The following table shows salaries, bonuses, and long-term compensation paid during the last three years for the Chief Executive Officer and our four
(4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year.

                                                                                   LONG TERM COMPENSATION
                                                                             -----------------------------------
                                                                                     AWARDS
                                                                             -----------------------
                                                                                          SECURITIES     PAYOUTS
                                     ANNUAL COMPENSATION                     RESTRICTED   UNDERLYING     -------
                                    ----------------------    OTHER ANNUAL     STOCK       OPTIONS/       LTIP      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY       BONUS       COMPENSATION   AWARDS(S)       SARS        PAYOUTS   COMPENSATION
---------------------------  ----   --------    ----------    ------------   ----------   ----------     -------   ------------
Thomas C. Shull(1)........   2002   $905,923(2) $1,327,500(2)   $165,000(8)       --             --       None       $  2,116(15)
President and Chief          2001   $900,000(3) $  600,000(3)   $180,000(8)       --        500,000(11)   None             --
Executive Officer            2000   $ 75,000(3)         --      $ 15,000(8)       --      2,700,000(12)   None             --
Edward M. Lambert(1)......   2002   $361,539    $  685,000(4)         --          --      1,000,000(13)   None       $142,570(16)
Executive Vice President
and                          2001         --            --            --          --        300,000(14)   None             --
Chief Financial Officer      2000         --            --            --          --             --       None             --
Brian C. Harriss(1).......   2002   $459,226    $  287,503(5)   $ 12,000(9)       --        600,000(13)   None       $ 10,001(17)
Executive Vice President,    2001   $335,192    $  375,000(5)   $ 12,000(9)       --             --       None       $  4,089(18)
Human Resources and          2000   $296,154    $  129,500(5)   $ 12,000(9)       --        100,000(13)   None       $  3,421(19)
Legal, and Secretary
Michael D. Contino(1).....   2002   $382,270    $  565,988(6)   $  4,000(10)      --      1,000,000(13)   None       $  9,873(20)
Executive Vice President
and                          2001   $317,115    $  350,000(6)   $ 12,000(10)      --             --       None       $  3,876(21)
Chief Operating Officer      2000   $243,269    $  182,718(6)   $ 12,000(10)      --        150,000(13)   None       $  3,253(22)
William C. Kingsford(1)...   2002   $169,390    $   81,452(7)         --          --        125,000(13)   None       $  7,285(23)
Senior Vice President,       2001   $168,000    $   21,156(7)         --          --             --       None       $  1,340(24)
Treasury and Control         2000   $166,260    $   34,273(7)         --          --         41,000(13)   None       $  1,040(25)
(Corporate Controller)

---------------

 (1) Thomas C. Shull was named President and Chief Executive Officer and was elected to the Company's Board of Directors on December 5, 2000. On April 25, 2001, Brian C. Harriss became Executive Vice President and Chief Financial Officer of the Company and Michael D. Contino became Executive Vice President and Chief Operating Officer of the Company. Effective January 28, 2002, Mr. Harriss resigned as Executive Vice President and Chief Financial Officer of the Company. Effective January 28, 2002, Edward
     M. Lambert was appointed to succeed Brian C. Harriss as Executive Vice President and Chief Financial Officer of the Company and Mr. Harriss was appointed as Executive Advisor to the Chairman of the Company coincident with his resignation as Executive Vice President and Chief Financial Officer of the Company. Effective December 2, 2002, Mr. Harriss was appointed Executive Vice President, Human Resources and Legal and Secretary of the Company. Effective November 11, 2003, Edward M. Lambert resigned as Chief Financial Officer of the Company. Mr. Lambert will continue to serve as Executive Vice President of the Company until January 2, 2004. Also effective November 11, 2003, Brian C. Harriss was appointed Executive Vice President, Finance and Administration. During 2002 Mr. Kingsford was Vice President and Controller and during May 2003 was appointed Senior Vice President, Treasury and Control (Corporate Controller).

 (2) $276,923 of salary and a $450,000 stay bonus was paid to Mr. Shull under an Employment Agreement between Mr. Shull and the Company, dated as of September 1, 2002, as amended by Amendment No. 1 thereto dated as of September 1, 2002, Amended No. 2 thereto dated as of June 23, 2003, and Amendment No. 3 thereto dated as of August 3, 2003 (as amended, the "2002 Employment Agreement"), pursuant to which Mr. Shull is employed by the Company as its President and Chief Executive Officer. Includes a $877,500 performance bonus for 2002 paid in 2003 under the 2002 Employment Agreement. The remaining $629,000 of salary and bonus was paid to Meridian Ventures, LLC, a limited liability company controlled by Mr. Shull ("Meridian"), in consideration for providing the services of Mr. Shull, pursuant to the provisions of a Services Agreement, dated as of December 5, 2000 (the "December 2000 Services Agreement"), a Services Agreement, dated as of August 1, 2001 (the "August 2001 Services Agreement"), or a Services Agreement, dated as of December 14, 2001, as amended effective April 2, 2002 (the "December 2001 Services Agreement" and, together with the December 2000 Services Agreement and the August 2001 Services Agreement, the "Services Agreements"), each among Meridian, the Company and Mr. Shull. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

 (3) Paid to Meridian Ventures, LLC under the Services Agreements.

 (4) Includes the following payments made by the Company on behalf of Mr.
     Lambert: for fiscal 2002, a $200,000 performance bonus and a $100,000 stay bonus paid in 2002 and a $385,000 performance bonus paid in 2003.

 (5) Includes the following payments made by the Company on behalf of Mr.
     Harriss: for 2002, a $287,503 performance bonus paid in 2003; for fiscal 2001, a $375,000 2001 performance bonus paid in 2002; and for fiscal 2000, a $129,500 2000 performance bonus paid in 2001.

 (6) Includes the following payments made by the Company on behalf of Mr.
     Contino: for fiscal 2002, a $565,988 2002 performance bonus paid in 2003; for fiscal year 2001, a $350,000 2001 performance bonus paid in 2002; and for fiscal 2000, a $182,718 2000 performance bonus paid in 2001.

 (7) Includes the following payments made by the Company on behalf of Mr.
     Kingsford: for fiscal 2002, a $81,452 2002 performance bonus paid in 2003; for fiscal year 2001, a $21,156 2001 performance bonus paid in 2002; and for fiscal 2000, a $34,273 2000 performance bonus paid in 2001.

 (8) Paid to Meridian pursuant to the Services Agreements, and is deemed to cover Meridian's over-head (including legal and accounting), health care costs, payroll costs, and other expenses relating to Mr. Shull. See "Employment Contracts, Termination of Employment and Change in Control Arrangements."

 (9) Includes the following payments made by the Company on behalf of Mr.
     Harriss: $12,000 in car allowance and related benefits in 2002; $12,000 in car allowance and related benefits in 2001; and $12,000 in car allowance and related benefits in 2000.

(10) Includes the following payments made by the Company on behalf of Mr.
     Contino: $4,000 in car allowance and related benefits in 2002; $12,000 in car allowance and related benefits in 2001; and $12,000 in car allowance and related benefits in 2000.

(11) Granted pursuant to the December 2001 Services Agreement and allocated to Mr. Shull. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(12) Granted pursuant to the December 2000 Services Agreement and allocated to Mr. Shull. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(13) Issued by the Company pursuant to the Company's 2000 Management Stock Option Plan. See "Report of the Stock Option and Executive Compensation Committee on Executive Compensation -- 2000 Management Stock Option Plan." Options to purchase 100,000 shares issued to Mr. Harriss during 2000 were forfeited during 2002 following his resignation as Executive Vice President and Chief Financial Officer of the Company effective January 28, 2002.

(14) Granted pursuant to the December 2001 Services Agreement under the Company's 2000 Management Stock Option Plan and allocated to Mr. Lambert. See "Report of the Stock Option and Executive Compensation Committee on Executive Compensation -- 2000 Management Stock Option Plan."

(15) Includes the following payments made by the Company on behalf of Mr. Shull in 2002: $85 in group term life insurance premiums; $12 in accidental death and disability insurance premiums; $50 in core life insurance premiums; $44 in dental insurance premiums; $49 in long-term disability premiums; and $1,876 in health care insurance premiums.

(16) Includes the following payments made by the Company on behalf of Mr. Lambert in 2002: $79 in group term life insurance premiums; $26 in accidental death and disability insurance premiums; $106 in core life insurance premiums; $44 in dental insurance premiums; $191 in long-term disability premiums; $1,876 in health care insurance premiums; $3,333 in matching contributions under the Company's 401(k) Savings Plan; and $136,915 in a gross-up for income tax purposes of travel expenses.

(17) Includes the following payments made by the Company on behalf of Mr. Harriss in 2002: $276 in group term life insurance premiums; $40 in accidental death and disability insurance premiums; $162 in core life insurance premiums; $38 in dental insurance premiums; $561 in long-term disability premiums; $5,589 in health care insurance premiums; $3,333 in matching contributions under the Company's 401(k) Savings Plan; and $2 in vision plan premiums.

(18) Includes the following payments made by the Company on behalf of Mr. Harriss in 2001: $2,833 in matching contributions under the Company's 401(k) Savings Plan; $770 in long-term disability premiums; $439 in term life insurance premiums; and $40 of accidental death insurance premiums.

(19) Includes the following payments made by the Company on behalf of Mr. Harriss in 2000: $2,833 in matching contributions under the Company's 401(k) Savings Plan; $110 in long-term disability premiums; $438 in term life insurance premiums; and $40 of accidental death insurance premiums.

(20) Includes the following payments made by the Company on behalf of Mr. Contino in 2002: $120 in group term life insurance premiums; $40 in accidental death and disability insurance premiums; $162 in core life insurance premiums; $143 in dental insurance premiums; $484 in long-term disability premiums; $5,589 in health care insurance premiums; $3,333 in matching contributions under the Company's 401(k) Savings Plan; and $2 in vision plan premiums.

(21) Includes the following payments made by the Company on behalf of Mr. Contino in 2001: $2,833 in matching contributions under the Company's 401(k) Savings Plan; $722 in long-term disability premiums; $281 in term life insurance premiums; and $40 of accidental death insurance premiums.

(22) Includes the following payments made by the Company on behalf of Mr. Contino in 2000: $2,833 in matching contributions under the Company's 401(k) Savings Plan; $110 in long-term disability premiums; $270 in term life insurance premiums; and $40 of accidental death insurance premiums.

(23) Includes the following payments made by the Company on behalf of Mr. Kingsford in 2002: $516 in group term life insurance premiums; $40 in accidental death and disability insurance premiums; $162 in core life insurance premiums; $105 in dental insurance premiums; $265 in long-term disability premiums; $6,195 in health care insurance premiums; and $2 in vision plan premiums.

(24) Includes the following payments made by the Company on behalf of Mr. Kingsford in 2001: $237 in matching contributions under the Company's 401(k) Savings Plan; $386 in long-term disability premiums; $677 in term life insurance premiums; and $40 of accidental death insurance premiums.

(25) Includes the following payments made by the Company on behalf of Mr. Kingsford in 2000: $764 in matching contributions under the Company's 401(k) Savings Plan; and $276 in term life insurance premiums.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS:

     The following table contains information concerning options and stock appreciation rights ("SARs") granted to the Chief Executive Officer and our four
(4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year. There were no SARs granted during fiscal 2002 to the Chief Executive Officer or our four (4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year.

                        OPTION/SAR GRANTS IN FISCAL 2002

                                                     INDIVIDUAL GRANTS
                           ----------------------------------------------------------------------
                                        PERCENTAGE
                                         OF TOTAL
                           NUMBER OF     OPTIONS/                                                   GRANT DATE
                           SECURITIES      SARS                                                       VALUE
                           UNDERLYING   GRANTED TO                                                  ----------
                            OPTIONS/    EMPLOYEES    EXERCISE   MARKET PRICE                        GRANT DATE
                              SARS      IN FISCAL    OR BASE     ON DATE OF                          PRESENT
NAME                        GRANTED     YEAR 2002     PRICE        GRANT        EXPIRATION DATE     VALUE ($)
----                       ----------   ----------   --------   ------------    ---------------     ----------
Thomas C. Shull..........          0          0%         --           --       --                    $      0
Edward M. Lambert(1).....  1,000,000      14.79%      $0.24        $0.24       August 8, 2012(2)     $181,600(3)
Brian C. Harriss(1)......    600,000       8.88%      $0.27        $0.27       October 2, 2012(2)    $123,660(4)
Michael D. Contino(1)....  1,000,000      14.79%      $0.24        $0.24       August 8, 2012(2)     $181,600(3)
William C.
  Kingsford(1)...........    125,000       1.85%      $0.24        $0.24       August 8, 2012(2)     $ 22,700(3)

---------------

(1) Stock options granted to Mr. Lambert, Mr. Harriss, Mr. Contino and Mr. Kingsford during fiscal 2002 are subject to the terms and conditions of the Company's 2000 Management Stock Option Plan. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(2) These options expire ten years after the date of grant. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(3) The fair value of each option granted to Mr. Lambert, Mr. Contino and Mr. Kingsford during fiscal 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.87%, expected lives of 6 years, expected volatility of 89.36%, and no expected dividends.

(4) The fair value of each option granted to Mr. Harriss during fiscal 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.18%, expected life of 6 years, expected volatility of 91.84%, and no expected dividends.

     The following table contains information concerning the fiscal 2002 year-end values of all options and SARs granted to the Chief Executive Officer and our four (4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year. No SARs have been granted to the Chief Executive Officer or our four (4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN 2002 FISCAL YEAR
                    AND DECEMBER 28, 2002 OPTION/SAR VALUES

                                                                                            VALUE OF
                                                               NUMBER OF SECURITIES        UNEXERCISED
                                                              UNDERLYING UNEXERCISED      IN-THE-MONEY
                                                                  OPTIONS/SARS AT        OPTIONS/SARS AT
                                                                 DECEMBER 28, 2002      DECEMBER 28, 2002
                           SHARES ACQUIRED                    -----------------------   -----------------
                             ON EXERCISE     VALUE REALIZED        EXERCISABLE/           EXERCISABLE/
NAME                             (#)              ($)              UNEXERCISABLE          UNEXERCISABLE
----                       ---------------   --------------   -----------------------   -----------------
Thomas C. Shull..........    None              None           3,200,000 options(1)            $0/$0
                                                              84.38% exercisable
                                                              15.62% unexercisable
Edward M. Lambert........    None              None           1,300,000 options(1)(2)         $0/$0
                                                              none exercisable 100%
                                                              unexercisable
Brian C. Harriss.........    None              None           600,000 options(2) none         $0/$0
                                                              exercisable 100%
                                                              unexercisable
Michael D. Contino.......    None              None           1,450,000 options(2)            $0/$0
                                                              24.14% exercisable
                                                              75.86% unexercisable
William C. Kingsford.....    None              None           235,117 options(2)              $0/$0
                                                              38.12% exercisable
                                                              61.88% unexercisable

---------------

(1) 2,700,000 options were awarded to Mr. Shull under the December 2000 Services Agreement. All of such options were exercisable on December 28, 2002 and expire on March 31, 2006. 500,000 options were awarded to Mr. Shull, and 300,000 options were awarded to Mr. Lambert, under the December 2001 Services Agreement. These options were not exercisable on December 28, 2002; Mr. Lambert's options are exercisable on March 31, 2003 and expire on March 31, 2006, while Mr. Shull's options are exercisable on March 31, 2003, are not saleable until September 30, 2004, and expire on March 31, 2006.

(2) 200,000 options for Mr. Contino and 69,117 options for Mr. Kingsford represent options granted pursuant to the 1996 Stock Option Plan. Under this plan, these options become exercisable after three years and expire after six years from the date of grant. Additionally, 600,000 options for Mr. Harriss, 1,150,000 options for Mr. Contino, 1,000,000 options for Mr. Lambert and 166,000 options for Mr. Kingsford represent options granted pursuant to the 2000 Management Stock Option Plan. Under this plan, Mr. Harriss', Mr. Kingsford's and Mr. Contino's options become exercisable after four years and expire after ten years from the date of grant; Mr. Lambert's options will become fully vested on January 2, 2004. An additional 100,000 options for Mr. Contino represents options granted effective November 3, 1999. These options become fully exercisable after four years.

LONG-TERM INCENTIVE PLANS:

     No awards under long-term incentive plans were granted in fiscal 2002 to the Chief Executive Officer or our four (4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year.

DEFINED BENEFIT OR ACTUARIAL PLANS:

     The Company has no defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS:

     2002 Employment Agreement. Effective December 5, 2000, Thomas C. Shull, Meridian Ventures, LLC, a limited liability company controlled by Mr. Shull ("Meridian"), and the Company entered into a Services Agreement (the "December 2000 Services Agreement"). The December 2000 Services Agreement was replaced by a subsequent services agreement, dated as of August 1, 2001 (the "August 2001 Services Agreement"), among Mr. Shull, Meridian and the Company, and a Services Agreement, dated as of December 14, 2001 (the "2001 Services Agreement"), among Mr. Shull, Meridian, and the Company. The 2001 Services Agreement was replaced effective September 1, 2002 by an Employment Agreement between Mr. Shull and the Company, dated as of September 1, 2002, as amended by Amendment No. 1 thereto, dated as of September 1, 2002, Amendment No. 2 thereto, dated as of June 23, 2003, and Amendment No. 3 thereto, dated as of August 3, 2003 (as amended, the "2002 Employment Agreement"), pursuant to which Mr. Shull is employed by the Company as its President and Chief Executive Officer, as described below. The term of the 2002 Employment Agreement began on September 1, 2002 and will terminate on March 31, 2006 (the "2002 Employment Agreement Term").

     Under the 2002 Employment Agreement, Mr. Shull is to receive from the Company base compensation equal to $855,000 per annum, payable at the rate of $71,250 per month ("Base Compensation"). Mr. Shull is to be provided with participation in the Company's employee benefit plans, including but not limited to the Company's Key Executive Eighteen Month Compensation Continuation Plan (the "Change of Control Plan") and its transaction bonus program. The Company is also to reimburse Mr. Shull for his reasonable out-of-pocket expenses incurred in connection with his employment by the Company.

     Under the 2002 Employment Agreement, the Company paid the remaining unpaid $300,000 of Mr. Shull's fiscal 2001 bonus under the Company's 2001 Management Incentive Plan in December 2002. Mr. Shull also received the same bonus amount for fiscal 2002 under the Company's 2002 Management Incentive Plan as all other Level 8 participants (as defined in such plan) received under such plan for such period, subject to all of the terms and conditions applicable generally to Level 8 participants thereunder. Mr. Shull shall earn annual bonuses for fiscal 2003 and 2004 under such plans as the Company's Compensation Committee may approve in a manner consistent with bonuses awarded to other senior executives under such plans.

     Under the 2002 Employment Agreement, the Company made two installment payments in September and November 2002 to satisfy the obligation of $450,000 to Mr. Shull previously due to be paid to Meridian on June 30, 2002. In addition, the Company agreed to make two equal lump sum cash payments of $225,000 each to Mr. Shull on March 31, 2003 and September 30, 2004, provided the 2002 Employment Agreement has not terminated due to Willful Misconduct (as defined in the 2002 Employment Agreement) or material breach thereof by Mr. Shull, or Mr. Shull's death or permanent disability. Such payments shall be made notwithstanding any other termination of the Employment Agreement on or prior to such date or as a result of another event constituting a Change of Control. The March 31, 2003 payment was made on or prior to such date. The Recapitalization constitutes a "change of control" under the 2002 Employment Agreement and Mr. Shull will be entitled to $225,000 on the closing date of the Recapitalization under the terms of the 2002 Employment Agreement, representing an acceleration of the cash payment due in September 2004.

     Under the 2002 Employment Agreement, upon the closing of any transaction which constitutes a "change of control" thereunder, provided that Mr. Shull is then employed by the Company, the Company will be required to make a lump sum cash payment to Mr. Shull on the date of such closing pursuant to the Change of Control Plan, the Company's transaction bonus program and the Company's Management Incentive Plan for the applicable fiscal year. Any such lump sum payment would be in lieu of (i) any cash payment under the 2002 Employment Agreement as a result of a termination thereof upon the first day after the acquisition of the Company (whether by merger or the acquisition of all of its outstanding capital stock) or the tenth day after the sale or any series of sales since April 27, 2001 involving an aggregate of 50% or more of the market value of the Company's assets (for this purpose under the 2002 Employment Agreement, such 50% amount shall be deemed to be $107.6 million), and (ii) the aggregate amount of Base Compensation to which Mr. Shull would have otherwise been entitled through the end of the 2002 Employment Agreement Term. The Recapitalization constitutes a "change of control" under the 2002 Employment Agreement and Mr. Shull will be entitled to $1,575,000 on the closing date of the Recapitalization under the terms of the 2002 Employment Agreement, representing a $1,350,000 change of control payment and the acceleration of a $225,000 cash payment due in September 2004. Mr. Shull will not be entitled to any additional change of control payments under the 2002 Employment Agreement.

     Under the 2002 Employment Agreement, additional amounts are payable to Mr. Shull by the Company under certain circumstances upon the termination of the 2002 Employment Agreement. If the termination is on account of the expiration of the 2002 Employment Agreement Term, Mr. Shull shall be entitled to receive such amount of bonus as may be payable pursuant to the Company's applicable bonus plan as well as employee benefits such as accrued vacation and insurance in accordance with the Company's customary practice. If the termination is on account of the Company's material breach of the 2002 Employment Agreement or the Company's termination of the 2002 Employment Agreement where there has been no Willful Misconduct (as defined in the 2002 Employment Agreement) or material breach thereof by Mr. Shull, Mr. Shull shall be entitled to receive (i) a lump sum payment equal to the aggregate amount of Base Compensation to which he would have otherwise been entitled through the end of the 2002 Employment Agreement Term (not to exceed 18 months of such Base Compensation), plus (ii) such additional amount, if any, in severance pay which, when combined with the amount payable pursuant to clause (i) equals 18 months of Base Compensation and such amount of bonus as may be payable pursuant to the Company's 2002 Management Incentive Plan or other bonus plan, as applicable (based upon the termination date and the terms and conditions of the applicable bonus plan), as described in paragraph 4(b), as well as employee benefits such as accrued vacation and insurance in accordance with the Company's customary practice. If the termination is on account of the acquisition of the Company (whether by merger or the acquisition of all of its outstanding capital stock) or the sale or any series of sales since April 27, 2001 involving an aggregate of 50% or more of the market value of the Company's assets (for this purpose under the 2002 Employment Agreement, such 50% amount shall be deemed to be $107.6 million) and the amount realized in the transaction is less than $0.50 per common share (or the equivalent of $0.50 per common share), and if and only if the Change of Control Plan shall not then be in effect, Mr. Shull shall be entitled to receive a lump sum payment equal to the aggregate amount of Base Compensation to which he would have otherwise been entitled through the end of the 2002 Employment Agreement Term. If the termination is on account of the acquisition of the Company (whether by merger or the acquisition of all of its outstanding capital stock) or the sale or any series of sales since April 27, 2001 involving an aggregate of 50% or more of the market value of the Company's assets (for this purpose under the 2002 Employment Agreement, such 50% amount shall be deemed to be $107.6 million) and the amount realized in the transaction equals or exceeds $0.50 per common share (or the equivalent of $0.50 per common share), and if and only if the Change of Control Plan shall not then be in effect, Mr. Shull shall be entitled to receive a lump sum payment equal to the greater of the Base Compensation to which he would have otherwise been entitled through the end of the 2002 Employment Agreement Term or $1,000,000. If the termination is on account of an acquisition or sale of the Company (whether by merger or the acquisition of all of its outstanding capital stock) or the sale or any series of sales since April 27, 2001 involving an aggregate of 50% or more of the market value of the Company's assets (for this purpose under the 2002 Employment Agreement, such 50% amount shall be deemed to be $107.6 million) and the Change of Control Plan shall then be in effect, Mr. Shull shall only be entitled to receive his benefit under the Change of Control Plan. The Recapitalization transaction will be deemed a "change of control" for purposes of the 2002 Employment Agreement and the Change of Control Plan. The Company will be permitted to make any payments thereunder on the closing of the Recapitalization. Mr. Shull will be entitled to $1,575,000 on the closing date of the Recapitalization under the terms of the 2002 Employment Agreement, representing a $1,350,000 change of control payment and the acceleration of a $225,000 cash payment due in September 2004. Mr. Shull will not be entitled to any additional change of control payments under the 2002 Employment Agreement.

     Under the 2002 Employment Agreement, the Company is required to maintain directors' and officers' liability insurance for Mr. Shull during the 2002 Employment Agreement Term. The Company is also required to indemnify Mr. Shull in certain circumstances.

     Amended Thomas C. Shull Stock Option Award Agreements. During December 2000, the Company entered into a stock option agreement with Thomas C. Shull to evidence the grant to Mr. Shull of an option to purchase 2.7 million shares of the Company's common stock (the "Shull 2000 Stock Option Agreement"). Effective as of September 1, 2002, the Company amended the Shull 2000 Stock Option Agreement to (i) extend the final expiration date for the stock option under the Shull 2000 Stock Option Agreement to June 30, 2005, and (ii) replace all references therein to the December 2000 Services Agreement with references to the 2002 Employment Agreement. Effective as of August 3, 2003, the 2002 Employment Agreement was amended to extend the final expiration date for the stock option under the Shull 2000 Stock Option Agreement to March 31, 2006.

     During December 2001, the Company entered into a stock option agreement with Mr. Shull to evidence the grant to Mr. Shull of an option to purchase 500,000 shares of the Company's Common Stock under the Company's 2000 Management Stock Option Plan (the "Shull 2001 Stock Option Agreement"). Effective as of September 1, 2002, the Company has amended the Shull 2001 Stock Option Agreement to (i) provide that any shares purchased by Mr. Shull under the Shull 2001 Stock Option Agreement would not be saleable until September 30, 2004, and (ii) replace all references therein to the 2001 Services Agreement with references to the 2002 Employment Agreement.

     Amended Thomas C. Shull Transaction Bonus Letter.  During May 2001, Thomas
C. Shull entered into a letter agreement with the Company (the "Shull Transaction Bonus Letter") under which he would be paid a bonus on the occurrence of certain transactions involving the sale of certain of the Company's businesses. Effective as of September 1, 2002, the Company has amended the Shull Transaction Bonus Letter to (i) increase the amount of Mr. Shull's agreed to base salary for purposes of the transaction bonus payable thereunder from $600,000 to $900,000, and (ii) replace all references therein to the December 2000 Services Agreement with references to the 2002 Employment Agreement.

     The Recapitalization transaction will be deemed a "change of control" for purposes of the Shull Transaction Bonus Letter. The Company will be permitted to make any payments thereunder on or after the closing of the Recapitalization. Mr. Shull will be entitled to an additional $450,000 on the closing date of the Recapitalization under the terms of the Shull Transaction Bonus Letter.

     Issuance of Stock Options. On August 8, 2002, the Company issued options to purchase 3,750,000 shares of the Company's Common Stock to certain Management Incentive Plan ("MIP") Level 7 and 8 employees, including various executive officers, at a price of $0.24 per share and services under the Company's 2000 Management Stock Option Plan. In addition, on August 8, 2002, the Company authorized the President to grant options to purchase up to an aggregate of 1,045,000 and 1,366,000 shares of the Company's Common Stock to certain MIP Level 4 and MIP Level 5 and 6 employees, respectively, at a price of $0.24 per share and services under the Company's 2000 Management Stock Option Plan.

     On October 2, 2002, the Company issued options to purchase 600,000 shares of the Company's Common Stock to an Executive Vice President at a price of $0.27 per share and services under the Company's 2000 Management Stock Option Plan.

     Charles F. Messina. During September 2002, Charles F. Messina resigned as Executive Vice President, Chief Administrative Officer and Secretary of the Company. In connection with such resignation, the Company and Mr. Messina entered into a severance agreement dated September 30, 2002 providing for cash payments of $884,500 and other benefits which were accrued in the fourth quarter of 2002.

     Brian C. Harriss. Brian C. Harriss was appointed as Executive Vice President, Human Resources and Legal and Secretary of the Company effective December 2, 2002 and as Executive Vice President, Finance and Administration effective November 11, 2003. Prior to January 2002, Mr. Harriss had served the Company as Executive Vice President and Chief Financial Officer. In connection with the December 2002 appointment, Mr. Harriss and the Company terminated a severance agreement entered into during January 2002 at the time of Mr. Harriss' resignation from the Company during January 2002, and Mr. Harriss waived his rights to certain payments under such severance agreement.

     Edward M. Lambert. Edward M. Lambert served as Executive Vice President and Chief Financial Officer from January 28, 2002 to November 11, 2003. Mr. Lambert resigned as Chief Financial Officer effective November 11, 2003. Mr. Lambert will continue to serve as Executive Vice President of the Company until January 2, 2004. Charles E. Blue, the Company's Senior Vice President, Finance, commenced serving as Chief Financial Officer effective November 11, 2003. In connection with his resignation, Mr. Lambert and the Company entered into a severance agreement dated November 4, 2003 providing a minimum of $600,000 and a maximum of $640,000 of cash payments, as well as other benefits that will be accrued and paid in the fourth quarter of 2003. Mr. Lambert is also entitled to receive a payment under the Company's 2003 Management Incentive Plan, although at this time the Company does not forecast that any payments under the Company's 2003 Management Incentive Plan will be earned by senior executives.

     Other Executives. In October 2002, the Company entered into arrangements with Edward M. Lambert, Brian C. Harriss and Michael D. Contino (the "Compensation Continuation Agreements") pursuant to which it agreed to provide eighteen months of severance pay, COBRA reimbursement and Exec-U-Care plan coverage in the event their employment with the Company is terminated either by the Company other than "For Cause" or by them "For Good Reason" (as such terms are defined).

     Hanover Direct, Inc. Key Executive Eighteen-Month Compensation Continuation Plan. Effective April 27, 2001, the Company terminated the Hanover Direct, Inc. Key Executive Thirty-Six Month Compensation Continuation Plan and the Hanover Direct, Inc. Key Executive Twenty-Four Month Compensation Plan. Effective April 27, 2001, the Company established the Hanover Direct, Inc. Key Executive Eighteen Month Compensation Continuation Plan (the "Executive Plan") for its Chief Executive Officer, corporate executive vice presidents, corporate senior vice presidents, strategic unit presidents, and other employees selected by its Chief Executive Officer. The purpose of the Executive Plan is to attract and retain key management personnel by reducing uncertainty and providing greater personal security in the event of a Change of Control. For purposes of the Executive Plan, a "Change of Control" will occur: (i) when any person becomes, through an acquisition, the beneficial owner of shares of the Company having at least 50% of the total number of votes that may be cast for the election of directors of the Company (the "Voting Shares"); provided, however, that the following acquisitions shall not constitute a Change of Control: (a) if a person owns less than 50% of the voting power of the Company and that person's ownership increases above 50% solely by virtue of an acquisition of stock by the Company, then no Change of Control will have occurred, unless and until that person subsequently acquires one or more additional shares representing voting power of the Company; or (b) any acquisition by a person who as of the date of the establishment of the Executive Plan owned at least 33% of the Voting Shares;
(ii)(a) notwithstanding the foregoing, a Change of Control will occur when the stockholders of the Company approve any of the following (each, a "Transaction"): (I) any reorganization, merger, consolidation or other business combination of the Company; (II) any sale of 50% or more of the market value of the Company's assets (for this purpose, 50% is deemed to be $107.6 million; or (III) a complete liquidation or dissolution of the Company; (b) notwithstanding
(ii)(a), stockholder approval of either of the following types of Transactions will not give rise to a Change of Control: (I) a Transaction involving only the Company and one or more of its subsidiaries; or (II) a Transaction immediately following which the stockholders of the Company immediately prior to the Transaction continue to have a majority of the voting power in the resulting entity; (iii) when, within any 24 month period, persons who were directors of the Company (each, a "Director") immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death or disability) to constitute at least a majority of the Board of Directors or the board of directors of any successor to the Company (for purposes of (iii), any Director who was not a Director as of the effective date of the Executive Plan will be deemed to be an Incumbent Director if such Director was elected to the Board of Directors by, or on the recommendation of, or with the approval of, at least a majority of the members of the Board of Directors or the nominating committee who, at the time of the vote, qualified as Incumbent Directors either actually or by prior operation of (iii), and any persons (and their successors from time to time) who are designated by a holder of 33% or more of the Voting Shares to stand for election and serve as Directors in lieu of other such designees serving as Directors on the effective date of the Executive Plan shall be considered Incumbent Directors. Notwithstanding the foregoing, any director elected to the Board of Directors to avoid or settle a threatened or actual proxy contest shall not, under any circumstances, be deemed to be an Incumbent Director); or (iv) when the Company sells, assigns or transfers more than 50% of its interest in, or the assets of, one or more of its subsidiaries (each, a "Sold Subsidiary" and, collectively, the "Sold Subsidiaries"); provided, however, that such a sale, assignment or transfer will constitute a Change of Control only for: (a) the Executive Plan participants who are employees of that Sold Subsidiary; and (b) the Executive Plan participants who are employees of a direct or indirect parent company of one or more Sold Subsidiaries, and then only if: (I) the gross assets of such parent company's Sold Subsidiaries constitute more than 50% of the gross assets of such parent company (calculated on a consolidated basis with the direct and indirect subsidiaries of such parent company and with reference to the most recent balance sheets of the Sold Subsidiaries and the parent company); (II) the property, plant and equipment of such parent company's Sold Subsidiaries constitute more than 50% of the property, plant and equipment of such parent company (calculated on a consolidated basis with the direct and indirect subsidiaries of such parent company and with reference to the most recent balance sheets of the Sold Subsidiaries and the parent company); or (III) in the case of a publicly-traded parent company, the ratio (as of the date a binding agreement for the sale is entered) of (x) the capitalization (based on the sale price) of such parent company's Sold Subsidiaries, to (y) the market capitalization of such parent company, is greater than 0.50. (For purposes of (iv), a Transaction shall be deemed to involve the sale of more than 50% of a company's assets if: (a) the gross assets being sold constitute more than 50% of the gross assets of the Company as stated on the most recent balance sheet of the Company; (b) the property, plant and equipment being sold constitute more than 50% of the property, plant and equipment of the Company as stated on the most recent balance sheet of the Company; or (c) in the case of a publicly-traded company, the ratio (as of the date a binding agreement for the sale is entered) of (x) the capitalization (based on the sale price) of the division, subsidiary or business unit being sold, to (y) the market capitalization of the Company, is greater than 0.50. For purposes of this (iv), no Change of Control will be deemed to have occurred if, immediately following a sale, assignment or transfer by the Company of more than 50% of its interest in, or the assets of, a Sold Subsidiary, any stockholder of the Company owning 33% or more of the voting power of the Company immediately prior to such transactions, owns no less than the equivalent percentage of the voting power of the Sold Subsidiary.)

     Under the Executive Plan, an Executive Plan participant shall be entitled to Change of Control Benefits under the Executive Plan solely if there occurs a Change of Control (which will occur on the closing of the Recapitalization) and thereafter the Company terminates his/her employment other than For Cause (as defined in the Executive Plan) or the participant voluntarily terminates his/her employment with the Company For Good Reason (as defined in the Executive Plan), in either case, solely during the 2-year period immediately following the Change of Control. A participant will not be entitled to Change of Control Benefits under the Executive Plan if: (i) he/she voluntarily terminates his/her employment with the Company or has his/her employment with the Company terminated by the Company, in either case, prior to a Change of Control, (ii) he/she voluntarily terminates employment with the Company following a Change of Control but other than For Good Reason, (iii) he/she is terminated by the Company following a Change of Control For Cause, (iv) has his/her employment with the Company terminated solely on account of his/her death, (v) he/she voluntarily or involuntarily terminates his/her employment with the Company following a Change of Control as a result of his/her Disability (as defined in the Executive Plan), or (vi) his/her employment with the Company is terminated by the Company upon or following a Change of Control but where he/she receives an offer of comparable employment, regardless of whether the participant accepts the offer of comparable employment.

     The Change of Control Benefits under the Executive Plan are as follows: (i) an amount equal to 18 months of the participant's annualized base salary; (ii) an amount equal to the product of 18 multiplied by the applicable monthly premium that would be charged by the Company for COBRA continuation coverage for the participant, the participant's spouse and the dependents of the participant under the Company's group health plan in which the participant was participating and with the coverage elected by the participant, in each case immediately prior to the time of the participant's termination of employment with the Company;
(iii) an amount equal to 18 months of the participant's car allowance then in effect as of the date of the termination of the participant's employment with the Company; and (iv) an amount equal to the cost of 12 months of executive-level outplacement services at a major outplacement services firm.

     The Recapitalization transaction is a "Change of Control" for purposes of the Executive Plan.

     Transaction Bonus Letters. During May 2001, each of Thomas C. Shull, Jeffrey Potts, Brian C. Harriss and Michael D. Contino and, during November 2002, each of Edward M. Lambert and Brian C. Harriss (each, a "Participant") entered into a letter agreement with the Company (a "Transaction Bonus Letter") under which the Participant would be paid a bonus on the occurrence of certain transactions involving the sale of certain of the Company's businesses. In addition, Mr. Shull is a party to a "Letter Agreement" with the Company, dated April 30, 2001, pursuant to which, following the termination of the December 2000 Services Agreement, in the event he is terminated without cause during any period of his continued employment as the Chief Executive Officer of the Company, he shall be paid one year of his annual base salary (the "Shull Termination Payment"). Effective June 1, 2001, the Company amended the Executive Plan to provide that, notwithstanding anything to the contrary contained in the Executive Plan, Section 10.2 of the Executive Plan shall not be effective with respect to the payment of (i) a Participant's "Transaction Bonuses," and/or (ii) the Shull Termination Payment. The payment of any such "Transaction Bonus" to any of the Participants, and/or the payment of the Shull Termination Payment, shall be paid in addition to, and not in lieu of, any Change of Control Benefit payable to any Participant or Mr. Shull pursuant to the terms of the Executive Plan. In conjunction with his resignation as Executive Vice President and Chief Financial Officer, Mr. Harriss released any claims that he may have against the Company under his May 2001 Transaction Bonus Letter, although he entered into a new Transaction Bonus Letter in November 2002. The remaining Transaction Bonus Letters (with Messrs. Shull, Harriss and Contino), other than the Transaction Bonus Letter with Mr. Potts, Mr. Messina and Mr. Lambert, remain in effect.

     The Recapitalization transaction will be deemed a "change of control" for purposes of the Transaction Bonus Letters. The Company will be permitted to make any payments thereunder on the closing of the Recapitalization. Messrs. Shull, Harriss and Contino will receive $450,000, $168,500 and $193,500, respectively, on the closing date of the Recapitalization under the terms of the Transaction Bonus Letters to which they are a party. Mr. Lambert will not receive any bonus payment on the closing date of the Recapitalization under the terms of the Transaction Bonus Letter to which he is a party because he has waived his rights thereunder.

     Letter Agreement with Mr. Shull and Meridian. On April 30, 2001, Mr. Shull, Meridian and the Company entered into a letter agreement (the "Letter Agreement") specifying Mr. Shull's rights under the Executive Plan, which is discussed above. Under the Letter Agreement, Mr. Shull and Meridian agreed that, so long as the Executive Plan is in effect and Mr. Shull is a Participant thereunder, Meridian and Mr. Shull will accept the Change in Control Benefits provided for in the Executive Plan in lieu of the compensation contemplated by the December 2000 Services Agreement between them (which benefits amounts will not be offset against the December 2000 flat fee provided for in the December 2000 Services Agreement and shall be payable at such times and in such amounts as provided in the Executive Plan rather than in a lump sum payable within five business days after the termination date of the December 2000 Services Agreement as contemplated by the December 2000 Services Agreement). For purposes of the change in control benefits under the Executive Plan and the Letter Agreement, Mr. Shull's annualized base salary is $600,000. In addition to the benefits provided by the December 2000 Services Agreement, Mr. Shull and those persons named in the December 2000 Services Agreement shall also be entitled to the optional cash out of stock options as provided in the Executive Plan. Under the Letter Agreement, Mr. Shull is also entitled to payment of one year annual base salary in the event he is terminated without cause during any period of his continued employment as the Chief Executive Officer of the Company following the termination of the December 2000 Services Agreement. The participation and benefits to which Mr. Shull is entitled under the Executive Plan shall also survive the termination of the December 2000 Services Agreement pursuant to the terms thereof in the event that Mr. Shull is still employed as the Chief Executive Officer of the Company and is a Participant under the Executive Plan. Should the Executive Plan no longer be in effect or Mr. Shull no longer be a Participant thereunder, Meridian and Mr. Shull shall continue to be entitled to the compensation contem-plated by the December 2000 Services Agreement. The Letter Agreement was superseded by the 2002 Employment Agreement.

     Hanover Direct, Inc. Directors Change of Control Plan. Effective May 3, 2001, the Company's Board of Directors established the Hanover Direct, Inc. Directors Change of Control Plan (the "Directors Plan") for all Directors of the Company except for (i) any Director who is also an employee of the Company for purposes of the Federal Insurance Contributions Act; or (ii) any persons (and their successors from time to time) who are designated by a holder of thirty-three percent (33%) or more of the Voting Shares to stand for election and serve as a Director. For purposes of the Directors Plan, a "Change of Control" will occur upon the occurrence of any of the events specified in item
(i), (ii) or (iii) of the definition of "Change in Control" under the Executive Plan, as discussed above.

     A participant in the Directors Plan shall be entitled to receive a Change of Control Payment under the Directors Plan if there occurs a Change of Control and he/she is a Director on the effective date of such Change of Control. A Change of Control Payment under the Directors Plan shall be an amount equal to the greater of (i) $40,000 or (ii) 150% of the sum of the annual retainer fee, meeting fees and per diem fees paid to a Director for his/her service on the Board of Directors of the Company during the 12-month period immediately preceding the effective date of the Change of Control.

     The Recapitalization transaction will be a "Change of Control" for purposes of the Directors Plan. The Company will be permitted to make any payments thereunder on or after the closing of the Recapitalization. Each of the eight non-employee directors (Messrs. Brown, James, Krushel, Sonnenfeld, Masson, Regan, Garten and Edelman) will receive $87,000 on the closing date of the Recapitalization under the terms of the Directors Plan.

     2002 Directors' Option Plan. Effective January 1, 2002, the 2002 Stock Option Plan for Directors was amended to increase the annual service award for Directors who are not employees of the Company from 25,000 to 35,000 options to purchase shares of Common Stock.

     Stock Option Plans. Pursuant to the Company's Compensation Continuation (Change of Control) Plans, upon the closing of the Recapitalization, all stock options previously granted pursuant to the Company's stock option plans to the Participants under such Change of Control Plans by the Company will become fully exercisable as of the closing date, whether or not otherwise exercisable and vested as of that date.

REPRICING OF OPTIONS/SARS:

     During fiscal 2002, the Company did not adjust or amend the exercise price of stock options or SARs previously awarded to the Chief Executive Officer or our four (4) next most highly compensated executive officers who were serving as executive officers at the end of the Company's 2002 fiscal year.

STOCK OPTION AND EXECUTIVE COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION:

     During the fiscal year ended December 28, 2002, the Stock Option and Executive Compensation Committee of the Board of Directors of the Company consisted of E. Pendleton James, Kenneth J. Krushel and Basil P. Regan. None of such persons was, during such fiscal year or formerly, an officer or employee of the Company or any of its subsidiaries or had any relationship with the Company other than serving as a Director of the Company. During the 2002 fiscal year, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of the Stock Option and Executive Compensation Committee. During the 2002 fiscal year, no executive officer of the Company served as a director of another entity, one of whose executive officers served as a member of the Stock Option and Executive Compensation Committee. During the 2002 fiscal year, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of such committee, the entire board of directors) of another entity, one of whose executive officers served as a Director of the Company.

REPORT OF THE STOCK OPTION AND EXECUTIVE COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION:

     The report of the Stock Option and Executive Compensation Committee (the "Compensation Committee") for the fiscal year ended December 28, 2002, is as follows:

     The Compensation Committee consisting as of the date of this report for the fiscal year ended December 28, 2002 of Kenneth J. Krushel (Chairman), E. Pendleton James and Robert H. Masson, each an outside director, has the responsibility, under delegated authority from the Company's Board of Directors, for developing, administering and monitoring the executive compensation policies of the Company and making recommendations to the Company's Board of Directors with respect to these policies. The Board of Directors has accepted the Compensation Committee's recommendations for 2002 compensation.

  EXECUTIVE COMPENSATION PHILOSOPHY

     The Compensation Committee's executive compensation philosophy supports the Company's overall business strategy and has at its core a strong link between pay, performance and retention. The philosophy emphasizes recognition of achievement at both the Company and individual level. A significant portion of compensation delivered to executives to reflect such achievement is intended to be in the form of long-term incentives. This long-term focus emphasizes sustained performance and encourages retention of executive talent. In addition, executives are encouraged to hold a significant ownership stake in the Company so that their interests are closely aligned with those of the stockholders in terms of both risk and reward.

     The specific executive compensation plans are designed to support the executive compensation philosophy. Compensation of the Company's executives consists of three components, which are discussed below: salary, annual incentive awards and long-term incentive awards. Base salary levels have been established in order to attract and retain key executives, commensurate with their level of responsibility within the organization. Annual incentives closely link executive pay with performance in areas that are critical to the Company's short-term operating success. Long-term incentives motivate executives to make decisions that are in the best interests of the Company's owners and reward them for the creation of stockholder value. It is the intent of both the Company and the Compensation Committee that the components of the executive compensation program will support the Company's compensation philosophy, reinforce the Company's overall business strategy, and ultimately drive stockholder value creation.

  BASE SALARIES

     Individual salaries for executives of the Company, other than Mr. Shull, are generally influenced by several equally weighted factors: the qualifications and experience of the executive, the executive's level of responsibility within the organization, pay levels at firms which compete with the Company for executive talent, individual performance, and performance-related factors used by the Company to determine annual incentive awards. Mr. Shull's compensation and other benefits are specified in the 2002 Employment Agreement. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

     The base salaries of the Company's executives are subject to periodic review and adjustment. Annual salary adjustments are made based on the factors described above.

  ANNUAL INCENTIVE AWARDS

     In addition to base salaries, each of the Company's executives and selected key managers participate in the Company's Management Incentive Plan. As of the date of this report (April 2003), approximately 217 executives and key managers are eligible to participate in the annual Management Incentive Plan. Under this plan, each participant is assigned a target bonus, expressed as a percentage of his/her base salary, which is paid if all performance targets are fully met. It is the policy of the Compensation Committee to position target bonuses at competitive levels. Individual target bonuses are based on the person's responsibility level in the organization and the bonus award opportunity at the other organizations included in the performance chart. Target bonus levels range from 5% to 100% of salary. Target bonus opportunities for Messrs. Contino, Harriss,

Lambert and Shull for fiscal year 2002 were 100% of salary while maximum bonuses were 150% of salary. For purposes of the 2002 Management Incentive Plan, Mr. Shull's base salary was deemed to be $600,000. Mr. Kingsford's target bonus for fiscal year 2002 was 25% of salary while his maximum bonus was 50% of salary.

     Participants are eligible to receive an annual bonus depending upon the extent to which certain goals are achieved. As in past years, performance goals for 2002 were based on Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), net sales, variable contribution and other business objectives. Goals are set at both the corporate and business unit levels, depending on the participant's scope of responsibility thus encouraging teamwork amongst the Company's employees. The importance of each goal in determining a participant's bonus award also depends on his/her scope of responsibility. Actual bonus levels vary depending upon the degree of achievement in relationship to the performance goals.

     Payouts of awards have been determined based on the Company's performance during fiscal 2002. Payments to the Chief Executive Officer and the four (4) next most highly compensated executive officers under the 2002 Management Incentive Plan for the fiscal year 2002 aggregated $2,197,433. One hundred percent of awards made under the bonus plan are currently paid in cash, in some cases on a deferred basis.

  LONG-TERM INCENTIVE AWARDS

     1993 EXECUTIVE EQUITY INCENTIVE PLAN

     The 1993 Executive Equity Incentive Plan terminated in accordance with its terms on December 31, 1996. Such plan provided executives and other key employees with incentives to maximize the long-term creation of stockholder value. The long-term incentive plan encouraged executives to acquire and retain a significant ownership stake in the Company. Under the plan, executives were given an opportunity to purchase shares of Common Stock with up to 80% of the purchase price financed with a full recourse Company loan. For each share of stock an employee purchased, he/she received an option to acquire two additional shares of Common Stock, to a maximum of 250,000 shares in the aggregate, which vest after three (3) years and expire after six (6) years. By creating this opportunity, the Company encouraged executives to own Common Stock thereby aligning executives' interests with those of the stockholders. The number of shares offered for purchase to each executive and the corresponding number of tandem options increased with the executive's level of responsibility within the organization.

     In December 1999, the rights of certain participants in this plan expired. These participants had cumulative promissory notes of approximately $1.0 million payable to the Company, comprised of $0.8 million of principal and $0.2 million of interest, on the expiration date. Accordingly, collateral encompassing 20,000 shares, 20,000 shares and 80,000 shares of the Company's Common Stock in fiscal years 2002, 2001, and 2000 respectively, held in escrow on behalf of each participant, was transferred to and retained by the Company in satisfaction of the aforementioned promissory notes, which were no longer required to be settled. The Company recorded these shares as treasury stock. Furthermore, these participants forfeited their initial 20% cash down payment, which was required for entry into the 1993 Executive Equity Incentive Plan.

     At December 28, 2002, current and former officers and executives of the Company owed the Company approximately $0.3 million, excluding accrued interest, under the 1993 Executive Equity Incentive Plan. These amounts due to the Company bear interest at rates ranging from 5.54% to 7.75% and are due or will be due during 2003.

     As of December 28, 2002, no stock options remained outstanding or exercisable under the 1993 Executive Entity Incentive Plan.

     1996 STOCK OPTION PLAN

     The purpose of the 1996 Stock Option Plan is to provide employees of the Company and its subsidiaries with a larger personal and financial interest in the success of the Company through the grant of stock-based incentive compensation. Under the plan, employees may be granted options to purchase shares of Common Stock at the fair market value on the date of grant. The total options granted to an employee is one-half performance-based. The 1996 Stock Option Plan provides that options may be granted for terms of not more than 10 years.

     Employees are no longer eligible to participate in the 1996 Stock Option Plan. During 2002, no options to purchase shares of Common Stock were granted pursuant to the 1996 Stock Option Plan.

     However, as of December 28, 2002, options to purchase 1,337,270 shares of Common Stock remained outstanding under the 1996 Stock Option Plan.

     2000 MANAGEMENT STOCK OPTION PLAN

     The purpose of the 2000 Management Stock Option Plan is to advance the interests of the Company and its stockholders by providing employees of the Company, through the grant of options to purchase shares of Common Stock, with a larger personal and financial interest in the success of the Company. Under the terms of the plan, officers, directors, agents, and employees of the Company and consultants to the Company or of any subsidiary of the Company may be granted options to purchase shares of Common Stock at their fair market value on the date of grant. The plan provides that options may be granted for terms of not more than 10 years and shall vest according to the terms of the grant of the options. In addition, options may not be exercised more than 30 days after a participant ceases to be an employee of the Company, except in the case of death, disability or retirement, in which cases options may be exercised within 90 days after the date of death, disability or retirement.

     During 2002, 6,761,000 options to purchase shares of Common Stock were granted to employees (including the executives named in the executive compensation table) in accordance with the 2000 Management Stock Option Plan.

     1999 STOCK OPTION PLAN FOR DIRECTORS

     The purpose of the 1999 Stock Option Plan for Directors is to advance the interests of the Company by providing non-employee directors of the Company, through the grant of options to purchase shares of Common Stock, with a larger personal and financial interest in the success of the Company. Under the terms of the plan, directors who are neither employees of the Company nor nonresident aliens shall be granted an option to purchase 50,000 shares of Common Stock as of the effective date of his or her initial appointment or election to the Board of Directors or, if later, the effective date of the plan, and shall be granted an option to purchase 10,000 shares of Common Stock on August 4, 2000 and August 3, 2001, provided that such directors continue to serve as directors on such dates. The price at which shares of Common Stock may be purchased upon the exercise of the options granted under the plan shall be the fair market value of such shares on the date of grant of the options. The plan provides that options shall be granted for terms of 10 years and shall vest one-third, one-third and one-third on the first, second and third anniversaries of the date of grant. In addition, options may not be exercised more than 3 months after a participant ceases to be a director of the Company, except in the case of death or disability, in which cases options may be exercised within 12 months after the date of such death or disability.

     During 2002, a total of 50,000 options to purchase shares of Common Stock were granted to eligible directors all in accordance with the 1999 Stock Option Plan for Directors. During 2002, no options to purchase shares of Common Stock under the 1999 Stock Option Plan for Directors were exercised. A total of 250,000 options to purchase shares of Common Stock which were granted to eligible directors under the 1999 Stock Option Plan for Directors have expired following the resignation of such directors from the Company's Board of Directors. As of December 28, 2002, 420,000 options to purchase Common Stock under the 1999 Stock Option Plan for Directors were outstanding, of which 316,667 options were exercisable.

     No additional options to purchase shares of Common Stock will be granted under the 1999 Stock Option Plan for Directors.

     2002 STOCK OPTION PLAN FOR DIRECTORS

     The purpose of the 2002 Stock Option Plan for Directors is to advance the interests of the Company by providing non-employee directors of the Company, through the grant of options to purchase shares of Common Stock, with a larger personal and financial interest in the success of the Company. Under the terms of the plan, directors who are neither employees of the Company nor nonresident aliens shall be granted an option to purchase 50,000 shares of Common Stock as of the effective date of his or her initial appointment or election to the Board of Directors or, if later, the effective date of the plan, and shall be granted an option to purchase 25,000 shares of Common Stock on August 2, 2002, and an option to purchase 35,000 shares of Common Stock on August 1, 2003 and August 3, 2004, provided that such directors continue to serve as directors on such dates. The price at which shares of Common Stock may be purchased upon the exercise of the options granted under the plan shall be the fair market value of such shares on the date of grant of the options. The plan provides that options shall be granted for terms of 10 years and shall vest one-third, one-third and one-third on the first, second and third anniversaries of the date of grant. In addition, options may not be exercised more than 3 months after a participant ceases to be a director of the Company, except in the case of death or disability, in which cases options may be exercised within 12 months after the date of such death or disability.

     Effective January 1, 2003, the 2002 Stock Option Plan for Directors was amended to increase the annual service award for directors who are not employees of the Company from 25,000 to 35,000 options to purchase shares of Common Stock.

     During 2002, a total of 100,000 options to purchase shares of Common Stock were granted to eligible directors all in accordance with the 2002 Stock Option Plan for Directors. During 2002, no options to purchase shares of Common Stock under the 2002 Stock Option Plan for Directors were exercised. No options to purchase shares of Common Stock which were granted to eligible directors under the 2002 Stock Option Plan for Directors have expired following the resignation of such directors from the Company's Board of Directors. As of December 28, 2002, 100,000 options to purchase Common Stock under the 2002 Stock Option Plan for Directors were outstanding, none of which were exercisable.

     CHIEF EXECUTIVE OFFICER COMPENSATION

     On December 5, 2000, Thomas C. Shull was named President and Chief Executive Officer and was elected to the Board of Directors of the Company. Effective on that date, Mr. Shull, Meridian and the Company entered into the December 2000 Services Agreement. Under the December 2000 Services Agreement, Meridian provided for the benefit of the Company the services of Mr. Shull and certain persons providing consulting services to the Company thereunder (the "Consultants"). The term of the December 2000 Services Agreement, and the term for the services of Mr. Shull, began on December 5, 2000 and would have terminated on December 4, 2001, while the term for the services of the Consultants would have terminated on June 4, 2001. The December 2000 Services Agreement was replaced by the August 2001 Services Agreement, pursuant to which the term of the services of Mr. Shull and the Consultants began on August 1, 2001 and would have terminated on June 30, 2002. The August 2001 Services Agreement was replaced by the December 2001 Services Agreement. Effective September 1, 2002, the Company and Mr. Shull entered into the 2002 Employment Agreement, which replaced the August 2001 Services Agreement. The 2002 Employment Agreement will expire on March 31, 2006. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

  NONDEDUCTIBLE COMPENSATION

     Section 162(m) of the Internal Revenue Code, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1,000,000 (the "$1 Million Limit") paid to a company's chief executive officer and four (4) other most highly compensated executive officers, as reported in its proxy statement. Qualifying performance-based compensation is not subject to the deduction limit, if certain requirements are met. The Company has not structured certain aspects of the performance-based portion of the compensation for its executive officers (which currently includes awards under performance based annual management incentive plans) in a manner that complies with the statute. Payments of compensation in 2002 relating to Thomas Shull, Edward Lambert and Michael Contino exceeded the $1 Million Limit; consequently, in each case, the excess of such payments over the $1 Million Limit was not deductible.

                                          Respectfully Submitted,

                                          The Stock Option and Executive
                                          Compensation
                                          Committee (April 2003)

                                          Kenneth J. Krushel (Chairman)
                                          E. Pendleton James
                                          Robert H. Masson

REPORT OF THE AUDIT COMMITTEE

     The Audit Committee has reviewed and discussed with management and KPMG LLP, the Company's independent auditors, the Company's audited financial statements as of and for the year ended December 28, 2002.

     The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, Communication with Audit Committees, as amended by SAS 90.

     The Audit Committee has received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and has discussed with the auditors the auditors' independence.

     Based on the review and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 28, 2002.

                                          Respectfully Submitted,

                                          The Audit Committee (April 2003)

                                          Robert H. Masson (Chairman)
                                          E. Pendleton James
                                          Kenneth J. Krushel

PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock for each of the Company's last five fiscal years with the cumulative total return (assuming reinvestment of dividends) of (i) the Standard & Poor's 500 Stock Index (which includes the Company) and (ii) peer issues from the Company's line of business selected by the Company in good faith.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
         AMONG HANOVER DIRECT, INC., THE S&P 500 INDEX AND A PEER GROUP

                               [COMPARISON GRAPH]

                                        Cumulative Total Return
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
                        12/97     12/98     12/99     12/00     12/01     12/02
--------------------------------------------------------------------------------
 HANOVER DIRECT,
  INC.                 100.00    114.58    120.83     12.50     12.33      6.33
 S&P 500               100.00    128.58    155.64    141.46    124.65     97.10
 PEER GROUP            100.00    172.48    186.68     90.72    177.12    214.36

* Direct Marketing Peer Group consists of direct merchandising companies that market their products through alternative distribution channels, such as mail, Internet or television media; peer companies include Blair, Lillian Vernon, Spiegel and Williams Sonoma. Land's End was acquired by Sears and was removed from the Direct Marketing Peer Group in 2002.

NOTE: Assumes $100 invested on December 31, 1997 in the Company's Common Stock,
      S&P 500 Stock Index and the Direct Marketing Peer Group, and that dividends of each are reinvested quarterly.

DIRECTOR COMPENSATION

     Standard Arrangements. Non-employee directors of the Company or its subsidiaries currently receive an annual cash fee of $58,000. During fiscal year 2002, non-employee directors received an annual cash fee of $40,000 and an additional $16,000, $8,000, $8,000, $8,000 and $8,000 annual cash fee for serving as the Chairman of the Audit, Compensation, Transaction, Executive and Nominating Committees, respectively, of the Board of Directors. During fiscal year 2002, certain directors also received per diem fees for extraordinary services not exceeding $40,000 in the aggregate per person. Non-employee directors also participate in the Eighteen Month Compensation Continuation Plan for Directors, the 1999 Stock Option Plan for Directors and the 2002 Stock Option Plan for Directors. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements." The Company does not compensate its employees, or employees of its subsidiaries, who serve as directors. During fiscal 2002 and 2003, the Company provided $50,000 of term life insurance for each director.

     During 2002, a total of 50,000 options to purchase shares of Common Stock were granted to eligible directors all in accordance with the 1999 Stock Option Plan for Directors. During 2002, no options to purchase shares of Common Stock under the 1999 Stock Option Plan for Directors were exercised. A total of 250,000 options to purchase shares of Common Stock which were granted to eligible directors under the 1999 Stock Option Plan for Directors have expired following the resignation of such directors from the Company's Board of Directors. As of November 10, 2003, 420,000 options to purchase Common Stock under the 1999 Stock Option Plan for Directors were outstanding, of which 366,667 options were exercisable.

     During 2002, a total of 100,000 options to purchase shares of Common Stock were granted to eligible directors all in accordance with the 2002 Stock Option Plan for Directors. During 2002, no options to purchase shares of Common Stock under the 2002 Stock Option Plan for Directors were exercised. No options to purchase shares of Common Stock which were granted to eligible directors under the 2002 Stock Option Plan for Directors have expired following the resignation of such directors from the Company's Board of Directors. As of November 10, 2003, 560,000 options to purchase Common Stock under the 2002 Stock Option Plan for Directors were outstanding, 49,999 of which were exercisable.

     Effective January 1, 2003, the 2002 Stock Option Plan for Directors was amended to increase the annual service award for directors who are not employees of the Company from 25,000 to 35,000 options to purchase shares of Common Stock.

     Hanover Direct, Inc. Directors Change of Control Plan. Effective May 3, 2001, the Company's Board of Directors established the Hanover Direct, Inc. Directors Change of Control Plan (the "Directors Plan") for all Directors of the Company except for (i) any Director who is also an employee of the Company for purposes of the Federal Insurance Contributions Act; or (ii) any persons (and their successors from time to time) who are designated by a holder of thirty-three percent (33%) or more of the Voting Shares to stand for election and serve as a Director. For purposes of the Directors Plan, a "Change of Control" will occur upon the occurrence of any of the events specified in item
(i), (ii) or (iii) of the definition of "Change in Control" under the Executive Plan, as discussed above.

     A participant in the Directors Plan shall be entitled to receive a Change of Control Payment under the Directors Plan if there occurs a Change of Control and he/she is a Director on the effective date of such Change of Control. A Change of Control Payment under the Directors Plan shall be an amount equal to the greater of (i) $40,000 or (ii) 150% of the sum of the annual retainer fee, meeting fees and per diem fees paid to a Director for his/her service on the Board of Directors of the Company during the 12-month period immediately preceding the effective date of the Change of Control.

     The Recapitalization transaction is a "Change of Control" for purposes of the Directors Plan. The Company will be permitted to make any payments thereunder on or after the closing of the Recapitalization. Each of the eight non-employee directors (Messrs. Brown, James, Krushel, Sonnenfeld, Masson, Regan, Garten and Edelman) will be paid $87,000 on the closing date of the Recapitalization under the terms of the Directors Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On November 10, 2003, the Company entered into the MOU with Chelsey and Regan Partners. On November 18, 2003, the Company and Chelsey entered into the Recapitalization Agreement. The Recapitalization Agreement sets forth the terms and conditions of the Recapitalization transaction, including the terms of the Series C Preferred Stock and the Reconstituted Board. The Recapitalization is a "Change of Control" for purposes of all of the Company's existing Compensation Continuation (Change of Control) Plans, the

2002 Employment Agreement, and the Transaction Bonus Letters between the Company and its executive officers. The Company is permitted to make any payments required thereunder on or after the closing of the Recapitalization. See the disclosure under the caption "Employment Contracts, Termination of Employment and Change-in-Control Arrangements." The Closing of the Recapitalization will occur as promptly as practicable following the execution of the Recapitalization Agreement, but not later than December 17, 2003, unless extended by Chelsey or the Company, at which time such Closing will occur not later than February 29, 2004. In the MOU and the Recapitalization Agreement, the Company acknowledges that Chelsey is the lawful and bona fide owner of 29,446,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock. At the Closing of the Recapitalization, the Company and Chelsey agree to release each other from all claims, filed or that could have been filed, as of the date of such release, and each of the Company and Chelsey will discontinue, with prejudice, all pending litigation between such parties. Pending the closing of the Recapitalization, neither the Company nor Chelsey will take any action to prosecute any pending litigation between such parties. In the MOU and the Recapitalization Agreement, the Company agreed that, prior to the expiration of one hundred fifty (150) days from the execution of the Recapitalization Agreement, it would not (a) sell, other than in the ordinary course of business, the inventory, trademarks or customer lists associated with the Company Store division of the Company or (b) terminate the employment of the Chief Executive Officer of the Company, unless, in either case, such action has been approved by the Board of Directors pursuant to an affirmative vote of at least six (6) members of the Board of Directors. The Company agreed to pay (a) the reasonable legal fees and disbursements in connection with the preparation and negotiation of the MOU, the Recapitalization Agreement and all related documentation on behalf of Chelsey and (b) the reasonable fees of any financial advisors engaged by Chelsey or Chelsey's legal counsel not to exceed $20,000 in the aggregate relating to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including, without limitation, a valuation by such financial advisors of the securities to be received by Chelsey pursuant to the Recapitalization. For a further discussion of the terms and conditions of the MOU, the Recapitalization Agreement and the Recapitalization, see "Recapitalization."

     Edward M. Lambert resigned as Chief Financial Officer effective November 11, 2003. In connection with his resignation, Mr. Lambert and the Company entered into a severance agreement dated November 4, 2003 providing a minimum of $600,000 and a maximum of $640,000 of cash payments, as well as other benefits that will be accrued and paid in the fourth quarter of 2003. Mr. Lambert is also entitled to receive a payment under the Company's 2003 Management Incentive Plan, although at this time the Company does not forecast that any payments under the Company's 2003 Management Incentive Plan will be earned by senior executives.

     At December 28, 2002, Richemont owned approximately 21.3% of the Company's Common Stock outstanding and 100% of the Company's Series B Preferred Stock through direct and indirect ownership. Pursuant to the terms and conditions of that certain Purchase and Sale Agreement, dated as of May 19, 2003, between Richemont and Chelsey, Chelsey purchased all of Richemont's securities in the Company, consisting of 29,446,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock, for a purchase price of $40,000,000. As a result of this transaction, Chelsey is the beneficial owner of 21.3% of the Company's Common Stock and 100% of the Company's Series B Preferred Stock.

     At December 28, 2002, current and former officers and executives of the Company owed the Company approximately $0.3 million, excluding accrued interest, under the 1993 Executive Equity Incentive Plan. These amounts due to the Company bear interest at rates ranging from 5.54% to 7.75% and are due or will be due during 2003.

     During November 2002, the Company entered into Transaction Bonus Letters with each of Mr. Lambert and Mr. Harriss.

     During October 2002, the Company entered into the Compensation Continuation Agreements with Mr. Lambert, Mr. Harriss and Mr. Contino.

     On October 2, 2002, the Company issued options to purchase 600,000 shares of the Company's common stock to an Executive Vice President at a price of $0.27 per share and services under the Company's 2000 Management Stock Option Plan.

     During September 2002, Charles F. Messina resigned as Executive Vice President, Chief Administrative Officer and Secretary of the Company. In connection with such resignation, the Company and Mr. Messina entered into a severance agreement dated September 30, 2002 providing for cash payments of $884,500 and other benefits which were accrued in the fourth quarter of 2002.

     As of September 1, 2002, Mr. Shull and the Company entered into the 2002 Employment Agreement, which replaced the December 2001 Services Agreement. As of June 23, 2003 and August 3, 2003, Mr. Shull and the Company amended the 2002 Employment Agreement. As of September 1, 2002, Mr. Shull and the Company amended the Shull 2000 Stock Option Agreement, the Shull 2001 Stock Option Agreement and the Shull Transaction Bonus Letter.

     On August 8, 2002, the Company issued options to purchase 3,750,000 shares of the Company's Common Stock to certain Management Incentive Plan ("MIP") Level 7 and 8 employees, including various executive officers, at a price of $0.24 per share and services under the Company's 2000 Management Stock Option Plan. In addition, on August 8, 2002, the Company authorized the President to grant options to purchase up to an aggregate of 1,045,000 and 1,366,000 shares of the Company's Common Stock to certain MIP Level 4 and MIP Level 5 and 6 employees, respectively, at a price of $0.24 per share and services under the Company's 2000 Management Stock Option Plan.

     During January 2002, at the time of Mr. Harriss' resignation from the Company as Executive Vice President and Chief Financial Officer, and appointment as Executive Advisor to the Chairman, the Company and Mr. Harriss entered into a severance agreement. In connection with Mr. Harriss' appointment as Executive Vice President, Human Resources and Legal and Secretary of the Company effective December 2, 2002, Mr. Harriss waived his rights to certain payments under such severance agreement.

     On December 19, 2001, the Company consummated a transaction with Richemont (the "Richemont Transaction"). In the Richemont Transaction, the Company repurchased from Richemont all of the outstanding shares of the Series A Preferred Stock and 74,098,769 shares of the Common Stock of the Company held by Richemont in return for the issuance to Richemont of 1,622,111 shares of newly created Series B Preferred Stock and the reimbursement of expenses of $1 million to Richemont. Richemont agreed, as part of the transaction, to forego any claim it had to the accrued but unpaid dividends on the Series A Preferred Stock. The Richemont Transaction was made pursuant to an Agreement (the "Agreement"), dated as of December 19, 2001, between the Company and Richemont. As part of the Richemont Transaction, the Company (i) released Richemont, the individuals appointed by Richemont to the Board of Directors of the Company and certain of their respective affiliates and representatives (collectively, the "Richemont Group") from any claims by or in the right of the Company against any member of the Richemont Group which arise out of Richemont's acts or omissions as a stockholder of or lender to the Company or the acts or omissions of any Richemont board designee in his capacity as such and (ii) entered into an Indemnification Agreement with Richemont pursuant to which the Company agreed to indemnify each member of the Richemont Group from any losses suffered as a result of any third party claim which is based upon Richemont's acts as a stockholder or lender of the Company or the acts or omissions of any Richemont board designee in his capacity as such.

     As of December 14, 2001, Mr. Shull, Meridian and the Company entered into the December 2001 Services Agreement which replaced the August 2001 Services Agreement.

     As of August 1, 2001, Mr. Shull, Meridian and the Company entered into the August 2001 Services Agreement which replaced the December 2000 Services Agreement.

     During May 2001, the Company entered into Transaction Bonus Letters with each of Mr. Shull, Mr. Messina, Mr. Potts, Mr. Harriss and Mr. Contino.

     On April 30, 2001, the Company and Mr. Shull entered into the Letter Agreement, relating to certain termination payments under the Executive Plan.

     As of December 2000, Mr. Shull, Meridian and the Company entered into the December 2000 Services Agreement.

     John F. Shull, the brother of Thomas C. Shull, the President and Chief Executive Officer of the Company, acted as a consultant under the December 2001 Services Agreement, and received an option to purchase 100,000 shares of the Company's Common Stock under the December 2001 Services Agreement and an option to purchase 500,000 shares of the Company's Common Stock under the December 2000 Services Agreement.

     In January 1998, the Company made a $75,000 non-interest bearing loan to Mr. Contino for the purchase by Mr. Contino of a new principal residence in the State of New Jersey. The terms of the loan agreement included a provision for the Company to forgive the original amount of the principal on the fifth anniversary of the loan. The loan was secured by the residence which the proceeds were used to purchase. The loan was forgiven in full in accordance with its terms during January 2003.

     Either the Company's Board of Directors, a committee of the Company's Board of Directors, or the stockholders have approved these relationships and transactions and, to the extent that such arrangements are available from nonaffiliated parties, all relationships and transactions are on terms no less favorable to the Company than those available from non affiliated parties.

             PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

CERTAIN BENEFICIAL OWNERS

     The following table lists the beneficial owners known by management of at least 5% of the Company's Common Stock or 5% of the Company's Series B Preferred Stock as of November 13, 2003. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of Common Stock and Series B Preferred Stock shown as beneficially owned by them.

                               NAME AND ADDRESS OF        AMOUNT AND NATURE OF     PERCENTAGE
TITLE OF CLASS                   BENEFICIAL OWNER        BENEFICIAL OWNERSHIP(1)   OF CLASS(1)
--------------                 -------------------       -----------------------   -----------
Series B Participating
  Preferred Stock.........  Chelsey Direct, LLC,               1,622,111(2)           100%
                            William B. Wachtel and
                            Stuart Feldman
                            c/o Wachtel & Masyr, LLP
                            110 East 59th Street
                            New York, New York 10022
Common Stock..............  Chelsey Direct, LLC,              29,607,788(2)          21.4%
                            William B. Wachtel and
                            Stuart Feldman
                            c/o Wachtel & Masyr, LLP
                            110 East 59th Street
                            New York, New York 10022
Common Stock..............  Regan Partners, L.P. and          38,838,350(3)          28.0%
                            Basil P. Regan
                            32 East 57th Street
                            New York, New York 10022

---------------

(1) In the case of Common Stock, includes shares of Common Stock issued upon exercise of options or warrants exercisable within 60 days for the subject individual only. Percentages of Common Stock are computed on the basis of 138,315,800 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock outstanding as of November 13, 2003.

(2) Information concerning the number of shares beneficially owned has been taken from Amendment No. 6 to the Statement on Schedule 13D filed by Chelsey Direct, LLC on November 12, 2003 with the Commission. Chelsey is the record holder of 29,466,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock. Chelsey Capital Profit Sharing Plan (the "Chelsey Plan") is the sole member of Chelsey and Mr. Wachtel is the Manager of Chelsey. The sponsor of the Chelsey Plan is DSJ International Resources Ltd. ("DSJI"). Mr. Feldman is the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan. Mr. Feldman is also the owner of 160,900 shares of Common Stock. Mr. Wachtel, in his capacity as the Manager of Chelsey, has sole voting and dispositive power with respect to 29,466,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock owned by Chelsey, and Mr. Feldman has sole voting and dispositive power with respect to 160,900 shares of Common Stock owned by him. The shares of Common Stock and Series B Preferred Stock owned by Chelsey and Messrs. Wachtel and Feldman collectively represent approximately 29.6% of the combined voting power of the Company's securities.

(3) Information concerning the number of shares beneficially owned has been taken from Amendment No. 3 to the Statement on Schedule 13D filed by Regan Partners L.P. on June 5, 2003 with the Commission. Mr. Regan and Regan Partners L.P. have shared voting and dispositive power with respect to 37,798,450 shares of Common Stock and Mr. Regan has sole voting and dispositive power with respect to 979,900 shares of Common Stock. Also includes options to purchase 110,000 shares of Common Stock exercisable within 60 days, assuming the Closing occurs within 60 days.

     The following table lists the beneficial owners known by management of at least 5% of the Company's Common Stock or 5% of the Company's Series C Preferred Stock after the Closing as if it occurred prior to December 17, 2003. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission, giving effect to the Closing as if it occurred prior to December 17, 2003. Except as noted below, to our knowledge, after the Closing each person named in the table will have sole voting and investment power with respect to all shares of Common Stock and Series C Preferred Stock shown as beneficially owned by them.

                               NAME AND ADDRESS OF        AMOUNT AND NATURE OF     PERCENTAGE
TITLE OF CLASS                   BENEFICIAL OWNER        BENEFICIAL OWNERSHIP(1)   OF CLASS(1)
--------------                 -------------------       -----------------------   -----------
Series C Participating
  Preferred Stock.........  Chelsey Direct, LLC,                   564,819(2)         100%
                            William B. Wachtel and
                            Stuart Feldman
                            c/o Wachtel & Masyr, LLP
                            110 East 59th Street
                            New York, New York 10022
Common Stock..............  Chelsey Direct, LLC,               111,565,621(2)        50.6%
                            William B. Wachtel and
                            Stuart Feldman
                            c/o Wachtel & Masyr, LLP
                            110 East 59th Street
                            New York, New York 10022
Common Stock..............  Regan Partners, L.P. and            38,838,350(3)        17.6%
                            Basil P. Regan
                            32 East 57th Street
                            New York, New York 10022

---------------

(1) In the case of Common Stock, includes shares of Common Stock issued upon exercise of options or warrants exercisable within 60 days for the subject individual only. Percentages of Common Stock are computed on the basis of 220,173,633 shares of Common Stock and 564,819 shares of Series C Preferred Stock outstanding after the Closing as if it occurred prior to December 17, 2003.

(2) Information concerning the number of shares beneficially owned has been taken from Amendment No. 6 to the Statement on Schedule 13D filed by Chelsey Direct, LLC on November 12, 2003 with the Commission, and has been adjusted to reflect the Closing as if it occurred prior to December 17, 2003. Chelsey will be the record holder of 111,304,721 shares of Common Stock and 564,819 shares of Series C Preferred Stock. Chelsey Capital Profit Sharing Plan (the "Chelsey Plan") is the sole member of Chelsey and Mr. Wachtel is the Manager of Chelsey. The sponsor of the Chelsey Plan is DSJ International Resources Ltd. ("DSJI"). Mr. Feldman is the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan. Mr. Feldman is also the owner of 160,900 shares of Common Stock. Mr. Wachtel, in his capacity as the Manager of Chelsey, will have sole voting and dispositive power with respect to 111,304,721 shares of Common Stock and 564,819 shares of Series B Preferred Stock owned by Chelsey, and Mr. Feldman will have sole voting and dispositive power with respect to 160,900 shares of Common Stock owned by him. Each of Messrs. Wachtel and Feldman have options to purchase 50,000 shares of Common Stock, exercisable within 60 days, assuming the Closing occurs within 60 days. The shares of Common Stock and Series C Preferred Stock which will be owned by Chelsey and Messrs. Wachtel and Feldman will collectively represent approximately 60.7% of the combined voting power of the Company's securities.

(3) Information concerning the number of shares beneficially owned has been taken from Amendment No. 3 to the Statement on Schedule 13D filed by Regan Partners L.P. on June 5, 2003 with the Commission, and has been adjusted to reflect the Closing as if it occurred prior to December 17, 2003. Mr. Regan and Regan Partners L.P. will have shared voting and dispositive power with respect to 37,798,450 shares of Common Stock and Mr. Regan has sole voting and dispositive power with respect to 979,900 shares of Common Stock. Also includes options to purchase 110,000 shares of Common Stock exercisable within 60 days.

                SECURITY OWNERSHIP OF MANAGEMENT OF THE COMPANY

MANAGEMENT OWNERSHIP

     The following table lists share ownership of the Company's Common Stock and Series B Preferred Stock as of November 13, 2003. The information includes beneficial ownership by (i) each of our current directors and executive officers as of such date and (ii) all directors and executive officers as a group as of such date. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of Common Stock and Series B Preferred Stock shown as beneficially owned by them.

                                                 AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)   PERCENTAGE OF CLASS(1)
------------------------                        -----------------------   ----------------------
Robert H. Masson..............................            85,000(2)                   *
Basil P. Regan(5).............................        38,838,350(3)                28.0%
Martin L. Edelman.............................            50,000(4)                   *
Wayne P. Garten...............................            51,905(5)                   *
A. David Brown................................            50,000(4)                   *
William B. Wachtel............................        29,446,888(6)                21.3%
                                                       1,622,111(6)(15)             100%
Stuart Feldman................................        29,607,788(6)                21.4%
                                                       1,622,111(6)(15)             100%
Thomas C. Shull...............................         3,250,000(7)                 2.3%
Michael D. Contino............................         1,452,400(8)                 1.0%
Brian C. Harriss..............................           653,600(9)                   *
Charles E. Blue...............................           294,000(10)                  *
William C. Kingsford..........................           235,117(11)                  *
Edward M. Lambert.............................         1,300,000(12)                  *
Steven Lipner.................................            71,174(13)                  *
Current Directors and Executive...............        75,939,334(14)               54.9%
Officers as a Group (14 persons)..............         1,622,111(15)                100%

---------------

  *  Less than one percent

 (1) Includes in each case shares of Common Stock issuable upon exercise of options or warrants exercisable within 60 days for the subject individual only, assuming that the Closing occurs within 60 days. Percentages are computed on the basis of 138,315,800 shares of Common Stock outstanding as of November 13, 2003.

 (2) Represents options to purchase 85,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

 (3) Mr. Regan and Regan Partners L.P. have shared voting and dispositive power with respect to 37,798,450 shares of Common Stock and Mr. Regan has sole voting and dispositive power with respect to 979,900 shares of Common Stock. Also includes options to purchase 110,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

 (4) Represents options to purchase 50,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

 (5) Includes options to purchase 50,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

 (6) Chelsey is the record holder of 29,466,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock. Chelsey Capital Profit Sharing Plan (the "Chelsey Plan") is the sole member of

     Chelsey and Mr. Wachtel is the Manager of Chelsey. The sponsor of the Chelsey Plan is DSJ International Resources Ltd. ("DSJI"). Mr. Feldman is the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan. Mr. Feldman is also the owner of 160,900 shares of Common Stock. Mr. Wachtel, in his capacity as the Manger of Chelsey, has sole voting and dispositive power with respect to 29,466,888 shares of Common Stock and 1,622,111 shares of Series B Preferred Stock owned by Chelsey, and Mr. Feldman has sole voting and dispositive power with respect to 160,900 shares of Common Stock owned by him. The shares of Common Stock and Series B Preferred Stock owned by Chelsey and Messrs. Wachtel and Feldman collectively represent approximately 29.6% of the combined voting power of the Company's securities.

 (7) Includes options to purchase 3,200,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

 (8) Includes options to purchase 1,450,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

 (9) Includes options to purchase 600,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

(10) Represents options to purchase 294,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

(11) Represents options to purchase 235,117 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

(12) Represents options to purchase 1,300,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

(13) Includes options to purchase 70,000 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

(14) Shares of Common Stock; includes options to purchase 7,494,117 shares exercisable within 60 days, assuming that the Closing occurs within 60 days.

(15) Shares of Series B Preferred Stock.

     The following table lists share ownership of the Company's Common Stock and Series C Preferred Stock after the Closing. The information includes beneficial ownership by (i) each of our directors and executive officers after the Closing as if it occurred prior to December 17, 2003 and (ii) all directors and executive officers after the Closing as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission. Except as noted below, to our knowledge, each person named in the table will have sole voting and investment power with respect to all shares of Common Stock and Series C Preferred Stock shown as beneficially owned by them.

                                                 AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)   PERCENTAGE OF CLASS(1)
------------------------                        -----------------------   ----------------------
Robert H. Masson..............................             85,000(2)                  *
Basil P. Regan(3).............................         38,838,350(3)               17.6%
Thomas C. Shull...............................          3,250,000(4)                1.4%
Martin L. Edelman.............................             50,000(5)                  *
Wayne P. Garten...............................             51,905(6)                  *
A. David Brown................................             50,000(5)                  *
Michael D. Contino............................          1,452,400(7)                  *
Brian C. Harriss..............................            653,600(8)                  *
Charles E. Blue...............................            294,000(9)                  *
William C. Kingsford..........................            235,117(10)                 *
Edward M. Lambert.............................          1,300,000(11)                 *
Steven Lipner.................................             71,174(12)                 *
William B. Wachtel............................        111,354,721(13)              50.5%
                                                          564,819(13)               100%
Stuart Feldman................................        111,565,621(13)              50.6%
                                                          564,819(13)               100%
Donald Hecht..................................                  0                     *
Directors and Executive Officers..............        157,947,167(14)              71.7%
after the Closing as a Group (15 persons).....            564,819(15)               100%

---------------

* Less than one percent

(1) Includes in each case shares of Common Stock issuable upon exercise of options or warrants exercisable within 60 days for the subject individual only, assuming that the Closing occurs within 60 days. Percentages are computed on the basis of 220,173,633 shares of Common Stock and 564,819 shares of Series B Preferred Stock outstanding after the Closing.

(2) Represents options to purchase 85,000 shares exercisable within 60 days.

(3) Mr. Regan and Regan Partners L.P. have shared voting and dispositive power with respect to 37,798,450 shares of Common Stock and Mr. Regan has sole voting and dispositive power with respect to 979,900 shares of Common Stock. Also includes options to purchase 110,000 shares exercisable within 60 days.

(4) Includes options to purchase 3,200,000 shares exercisable within 60 days.

(5) Represents options to purchase 50,000 shares exercisable within 60 days.

(6) Includes options to purchase 50,000 shares exercisable within 60 days.

(7) Includes options to purchase 1,450,000 shares exercisable within 60 days.

(8) Includes options to purchase 600,000 shares exercisable within 60 days.

(9) Represents options to purchase 294,000 shares exercisable within 60 days.

(10) Represents options to purchase 235,117 shares exercisable within 60 days.

(11) Represents options to purchase 1,300,000 shares exercisable within 60 days.

(12) Includes options to purchase 70,000 shares exercisable within 60 days.

(13) Chelsey will be the record holder of 111,404,721 shares of Common Stock and 564,819 shares of Series C Preferred Stock. Chelsey Capital Profit Sharing Plan (the "Chelsey Plan") is the sole member of Chelsey and Mr. Wachtel is the Manager of Chelsey. The sponsor of the Chelsey Plan is DSJ International Resources Ltd. ("DSJI"). Mr. Feldman is the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan. Mr. Feldman is also the owner of 160,900 shares of Common Stock. Mr. Wachtel, in his capacity as the Manager of Chelsey, will have sole voting and dispositive power with respect to 111,304,721 shares of Common Stock and 564,819 shares of Series B Preferred Stock owned by Chelsey, and Mr. Feldman will have sole voting and dispositive power with respect to 160,900 shares of Common Stock owned by him. Each of Messrs. Wachtel and Feldman have options to purchase 50,000 shares of Common Stock, exercisable within 60 days, assuming the Closing occurs within 60 days. The shares of Common Stock and Series C Preferred Stock owned by Chelsey and Messrs. Wachtel and Feldman collectively represent approximately 60.7% of the combined voting power of the Company's securities.

(14) Common Stock; includes options to purchase 7,594,117 shares exercisable within 60 days.

(15) Shares of Series C Preferred Stock.

                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and the American Stock Exchange. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements except for Messrs. Kingsford and Lipner, who each failed to file one report in a timely fashion.

                                          By Order of the Board of Directors

                                          [/s/ Brian C. Harriss]



                                          Brian C. Harriss
                                          Secretary

Dated: November 19, 2003